Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
by and among
GEO CARE, INC.,
GEO CARE ACQUISITION, INC.
and
JUST CARE, INC.
August 28, 2009

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TABLE OF DEFINED TERMS

Terms	Reference in Agreement

24 Month Unresolved Claim Amount	Section 2.02(a)

Accounts Receivable	Section 3.07(e)

Accreditation Requirements	Section 3.06

Acquisition Proposal	Section 6.10(f)

Action	Section 3.09

Actual Working Capital	Section 2.03(a)

Affiliate	Section 10.02(a)

Agreement	Preamble

Balance Sheet	Section 3.07(a)

Balance Sheet Date	Section 3.07(a)

Beneficial Owner	Section 10.02(a)

Business	Recitals

Business Day	Section 10.02(a)

Bylaws	Section 1.05(b)

Certificate of Incorporation	Section 1.05(a)

Certificate of Merger	Section 1.03

Certificates	Section 2.02(c)

Change of Board Recommendation	Section 6.10(d)

Claim Notice	Section 9.05(a)

Closing	Section 1.02

Closing Date	Section 1.02

Closing Payment	Section 2.02(c)

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Terms	Reference in Agreement

Code	Section 3.10(a)

Collateral Source	Section 9.07

Companies	Section 6.09(a)(i)

Company	Preamble

Company Board	Recitals

Company Board Recommendation	Section 3.18(a)

Company Common Stock	Section 2.01(c)

Company Disclosure Schedule	Article III

Company ERISA Affiliate	Section 3.10(a)

Company Material Adverse Effect	Section 3.07(c)

Company Permits	Section 3.06

Company Preferred Stock	Section 3.03(a)

Company Stockholder Group Members	Section 9.04(a)

Company Stockholders	Section 9.02(a)

Company Stock Option	Section 2.05(a)

Company Stock Option Plans	Section 2.05(a)

Confidentiality Agreement	Section 6.01(b)

Contract	Section 3.05(a)

Contracted Third Party Payors	Section 3.25(b)

control	Section 10.02(a)

DGCL	Section 1.01

Dissenting Shares	Section 2.06(a)

D&O Tail Policy	Section 6.03(b)

Effective Time	Section 1.03

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Terms	Reference in Agreement

Eligible Holder	Section 2.01(c)

Eligible Share	Section 2.01(c)

Environmental Laws	Section 3.15(b)(i)

Environmental Permits	Section 3.15(b)(ii)

ERISA	Section 3.10 (a)

Escrow Agent	Section 2.02(a)

Escrow Agreement	Section 2.02(a)

Escrow Amount	Section 2.02(a)

Escrow Funds	Section 2.02(a)

Estimated Working Capital	Section 2.01(a)

Estimated Working Capital Adjustment	Section 2.01(a)

Exchange Act	Section 3.19

Exchange Agent	Section 2.02(b)

Exchange Agreement	Section 2.02(b)

Exchange Fund	Section 2.02(b)

Expenses	Section 8.03(a)

Facility	Section 3.06

Federal Privacy Regulations	Section 3.26(g)

Financial Statements	Section 3.07(a)

Fully-Diluted Per Share Price	Section 2.05(b)(iii)

Fully-Diluted Share Amount	Section 2.05(b)(ii)

Governmental Authority	Section 3.05(b)

Hazardous Substances	Section 3.15(b)(iii)

Indebtedness	Section 3.16(a)(v)

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Terms	Reference in Agreement

Indemnification Cap	Section 9.02(c)

Indemnification Threshold	Section 9.02(b)

Indemnified Party	Section 9.05(a)

Indemnified Person	Section 6.04(a)

Indemnified Tax Statement	Section 6.11(a)(ii)

Indemnitor	Section 9.05(a)

Indemnified Tax Statement	Section 6.09(a)(ii)

Individual Occurrence Indemnification Threshold	Section 9.02(b)

Initial Option Escrow Amount	Section 2.02(a)

Intellectual Property	Section 3.13(b)

Inventory	Section 3.07(f)

IRS	Section 3.10(a)

Knowledge of the Company	Section 10.02(a)

Law	Section 3.05(a)

Lease	Section 10.02(a)

Leased Real Property	Section 3.12(a)

Licensed Intellectual Property	Section 3.13(a)

Liens	Section 3.12(a)

Losses	Section 9.02(a)(i)

Maxor	Section 6.07

Merger Consideration	Section 2.01(a)

Material Contracts	Section 3.16(a)

Merger	Recitals

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Terms	Reference in Agreement

Merger Sub	Preamble

Neutral Auditor	Section 2.03(b)

Non-Contracted Third Party Payors	Section 3.25(b)

NYSE	Section 4.04(b)

Option Escrow Balance	Section 2.02(a)

Option Closing Payment(s)	Section 2.05(b)

Option Spread	Section 2.05(b)(i)

Option Survival Date	Section 9.01

Organizational Documents	Section 3.02

Owned Intellectual Property	Section 3.13(a)

Parent	Preamble

Parent Group Members	Section 9.02(a)

Parent Disclosure Schedule	Article IV

Parent Prepared Return	Section 6.09(a)(i)

Participating Holder	Section 2.05(b)

Participating Option	Section 2.05(b)

Permitted Liens	Section 10.02(a)

Per Share Common Stock Consideration	Section 2.01(c)

Per Share Preferred Stock Consideration	Section 2.01(b)

Person	Section 10.02(a)

Personal Property	Section 3.12(c)

Plans	Section 3.10(a)

Post-Closing Payments	Section 2.02(c)

Pre-Closing Tax Period	Section 9.02(a)(iii)

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Terms	Reference in Agreement

Program Agreements	Section 3.25(a)

Programs	Section 3.25(a)

Pro Rata Percentage	Section 2.02(a)

Proxy Statement	Section 6.02 (a)

Real Property Leases	Section 3.12(a)

Representatives	Section 6.01(a)

Requisite Stockholder Vote	Section 6.02(a)

Section 262	Section 2.06(a)

Series A Preferred Stock	Section 3.03(a)

Series B Preferred Stock	Section 3.03(a)

Share Distribution Schedule	Section 3.03(d)

Special Committee	Recitals

Special Meeting	Section 6.02(a)

Stockholders’ Representative	Section 10.12(a)

Straddle Period	Section 9.02(a)(iii)

Subsidiary	Section 10.02(a)

Superior Proposal	Section 6.10(f)

Superior Proposal Endorsement	Section 6.10(d)

Survival Date	Section 9.01

Surviving Corporation	Section 1.01

Target Cash Amount	Section 2.01(a)

Target Working Capital	Section 2.01(a)

Tax or Taxes	Section 3.14(m)(i)

Tax Contest	Section 6.09(d)

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Terms	Reference in Agreement

Tax Returns	Section 3.14(m)(ii)

Tax Statement Dispute	Section 6.09(a)(iii)

Termination Date	Section 8.01

Termination Expenses	Section 8.03(e)

Termination Fee	Section 8.03(e)

Third Party Payor	Section 3.25(b)

Third Party Payor Contracts	Section 3.25(b)

Transactions	Section 2.01(a)

Unresolved Claim Amount	Section 2.02(a)

Unresolved Option Claim Amount	Section 2.02(a)

Working Capital	Section 2.01(a)

WARN	Section 3.10(d)

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AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 28, 2009 by and among Just Care, Inc., a Delaware corporation (the “Company”), GEO Care, Inc., a Florida corporation (“Parent”), and GEO Care Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).
RECITALS:
     WHEREAS, the Company owns and operates the Columbia Regional Care Center in Columbia, South Carolina, a private detention healthcare facility (the “Business”). Accredited by the National Commission on Correctional Healthcare, the Columbia Regional Care Center is a 374-bed facility offering sub-acute, skilled, intermediate and hospice care services including, without limitation: (a) sub-acute care for quadriplegic patients requiring life support; (b) primary care services; (c) medically necessary inpatient infirmary care; (d) managed outpatient specialty consultations; (e) minor surgical procedures; (f) urgent and emergency care; (g) dental care; (h) skilled and intermediate nursing care for chronic disease sufferers; (i) chemotherapy services; (j) dialysis treatment; (k) geriatric and hospice care; (l) inpatient and outpatient mental health services; and (m) ancillary services including laboratory, radiology and pharmacy for conditions such as AIDS, cancer, cardiac disease, and kidney dialysis, mental health, and special needs programs for detainees;
     WHEREAS, Parent is a leading provider of behavioral, mental health, and other special needs health care services to state and local government agencies, and Parent would like to acquire the Company in order to further its existing business and operations;
     WHEREAS, a Special Committee (the “Special Committee”) of the Board of Directors of the Company (the “Company Board”) and the respective Boards of Directors of each of Parent and Merger Sub deem it in the best interests of their respective stockholders, as the case may be, to consummate the merger (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, of Merger Sub with and into the Company in which the Company would become a wholly-owned subsidiary of Parent, and such Special Committee and Boards of Directors have approved this Agreement and declared its advisability (and, in the case of the Company Board, recommended that this Agreement be adopted by the Company’s stockholders); and
     WHEREAS, upon consummation of the Merger, except as otherwise provided herein, each share of capital stock of the Company will be converted into the right to receive a cash payment in accordance with Article II hereof and otherwise upon the terms and subject to the conditions of this Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
THE MERGER
     SECTION 1.01 The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
     SECTION 1.02 Closing. Unless this Agreement shall have been terminated in accordance with Section 8.01, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place at 11:00 a.m., Eastern Standard Time, on a date to be specified by the parties, which shall be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those that by their terms are to be satisfied or waived at the Closing), at the offices of Akerman Senterfitt, One Southeast Third Avenue, Suite 2800, Miami, Florida 33131, unless another time, date and/or place is agreed to in writing by Parent and the Company (the date of the Closing, the “Closing Date”).
     SECTION 1.03 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, simultaneously with the Closing, the parties hereto shall (i) file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and (ii) make all other filings or recordings required under the DGCL to effect the Merger. The Merger shall become effective at such date and time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date and time as Parent and the Company shall specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.
     SECTION 1.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL.
     SECTION 1.05 Certificate of Incorporation; Bylaws.
          (a) At the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time (the “Certificate of Incorporation”), shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by Law.
          (b) At the Effective Time, the Bylaws of the Company, as in effect immediately prior to the Effective Time (the “Bylaws”), shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the Certificate of Incorporation and as provided by Law.
     SECTION 1.06 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws, and the officers of

Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.
ARTICLE II
CONVERSION OF SECURITIES
     SECTION 2.01 Merger Consideration; Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:
          (a) Merger Consideration. The cash consideration payable by Parent to consummate the Merger and the other transactions contemplated hereby (the “Transactions”) shall be equal to Forty Million Dollars ($40,000,000) minus (i) the Escrow Amount, minus (ii) the amount of any Indebtedness of the Company as of the Closing Date, minus (iii) the aggregate value of all Severance/Change in Control Obligations, minus (iv) the amount, if any, by which the Company’s Working Capital at the Closing is less than $1,000,000 (the “Target Working Capital”), minus, (v) without duplication of any Working Capital shortfall recognized pursuant to the immediately preceding clause, the amount, if any, by which the amount of cash included within the Company’s Working Capital at the Closing is less than $375,000 (the “Target Cash Amount”), plus (vi) the amount, if any, by which the Company’s Working Capital at the Closing is greater than the Target Working Capital and plus (vii) the amount, if any, distributed to the Company Stockholders pursuant to Section 2.02(a) (such net amount, the “Merger Consideration”). “Working Capital” means the amount by which the value of aggregate current assets of the Company exceed the value of aggregate current liabilities of the Company, in each case determined in accordance with GAAP applied on a basis consistent with the Company’s prior practices (to the extent such prior practices are in accordance with GAAP). For the avoidance of doubt, the parties hereto acknowledge and agree that the calculation of Working Capital shall (i) include as current liabilities all Expenses of the Company or any Subsidiary thereof not paid, discharged or otherwise satisfied in full at or prior to Closing and all deferred revenue, and (ii) exclude all net operating losses and other tax-deferred assets, and the current portion of any long-term Indebtedness. At least two business days prior to the Closing Date, the Company shall deliver to Parent a written good faith estimate of the Company’s Working Capital as of 11:00 a.m., Eastern Standard Time on the Closing Date (the “Estimated Working Capital”), which written estimate shall provide reasonable detail regarding the Company’s calculation of such Estimated Working Capital including, without limitation, the constituent items thereof. The Estimated Working Capital shall be prepared in accordance with GAAP applied on a basis consistent with the Company’s prior practices. On the Closing Date but prior to the Closing, the Company shall deliver to Parent a written statement (“Statement of Cash”) of all of the Company’s then current cash balances and the identification of the accounts in which such cash balances are maintained. The Company’s written estimate of Estimated Working Capital and Statement of Cash shall be subject to Parent’s reasonable review and approval.
          (b) Conversion of Series A Preferred Stock and Series B Preferred Stock. Each share of Series A Preferred Stock and Series B Preferred Stock (other than any shares to be canceled pursuant to Section 2.01(d), shares owned by any direct or indirect wholly owned

Subsidiary of the Company and any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be canceled, and shall be converted automatically into the right to receive an amount in cash equal to (i) the Per Share Common Stock Consideration multiplied by (ii) the number of shares of Company Common Stock issuable upon the hypothetical conversion of such share of Series A Preferred Stock or Series B Preferred Stock, as applicable, into Company Common Stock immediately prior to the Effective Time (the “Per Share Preferred Stock Consideration”).
          (c) Conversion of Company Common Stock. Each share of common stock of the Company, par value $.01 per share (“Company Common Stock”) (other than any shares to be canceled pursuant to Section 2.01(d), shares owned by any direct or indirect wholly owned Subsidiary of the Company and any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be canceled and shall be converted automatically into the right to receive in cash an amount equal to (i) the Merger Consideration minus the aggregate amount of Option Closing Payments, divided by (ii) the sum of the aggregate number of Eligible Shares and Dissenting Shares (the “Per Share Common Stock Consideration”). Each share of Company Common Stock, Series A Preferred Stock and Series B Preferred Stock converted into the right to receive Merger Consideration pursuant to Section 2.01(b) or this Section 2.01(c), as applicable, shall be referred to herein as an “Eligible Share” and the holder thereof shall be referred to herein as an “Eligible Holder”).
          (d) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock and Preferred Stock held in the treasury of the Company and each share owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.
          (e) Capital Stock of Merger Sub. Each share of common stock, par value $.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.
     SECTION 2.02 Escrow; Exchange of Certificates.
          (a) Escrow Agent. At or prior to the Effective Time, Parent shall (i) appoint a bank or trust company mutually agreed upon by Parent and the Company (the “Escrow Agent”), (ii) enter into an escrow agreement, in form and substance mutually agreed upon by Parent, the Stockholders’ Representative and the Company (the “Escrow Agreement”), and (iii) deposit into escrow with the Escrow Agent an amount in cash equal to $6,000,000 (the “Escrow Amount” and together with any interest or investment income earned thereon pursuant to the Escrow Agreement, the “Escrow Funds”). The Escrow Funds shall be held in escrow by the Escrow Agent to secure the payment of (A) the amount, if any, by which Actual Working Capital, determined in accordance with Section 2.03, is less than the Target Working Capital, or (B) amounts that become due to Parent in respect of indemnification claims made hereunder. Upon resolution of any indemnification claim of the Parent Group Members pursuant to Article IX, the Escrow Agent shall immediately release and pay Parent the amount related to such indemnification claim pursuant to this Agreement and the Escrow Agreement. On the date that is 12 months from the Closing Date, if the balance of the Escrow Funds on such date minus both the Unresolved Claim Amount and the Unresolved Option Claim Amount on such date exceeds $3,000,000, then the Escrow Agent shall release and pay to the Stockholders’ Representative for distribution to the Company Stockholders the amount of such excess. On the date that is 24 months from the Closing Date, if the balance of the Escrow Funds on such date minus the Unresolved Claim Amount on such date exceeds the Initial Option Escrow Amount, the Escrow Agent shall release and pay to the Stockholders’ Representative for distribution to the Company Stockholders the amount of such excess (such remaining amount is referred to herein as the “Option Escrow Balance”; and the Unresolved Claim Amount on the date that is 24 months from the Closing Date is referred to herein as the “24 Month Unresolved Claim Amount”). The “Initial Option Escrow Amount” shall be an amount equal to $2,000,000 multiplied by the percentage of Company Stock Options listed on Annex A delivered as of the date hereof that remain outstanding (i.e., have not been exercised, surrendered to the Company for cancellation or otherwise terminated) on the date that is 24 months from the Closing Date. Following such distribution, the Option Escrow Balance and the 24 Month Unresolved Claim Amount shall be maintained in escrow (x) in the case of the 24 Month Unresolved Claim Amount, until the date on which each indemnification claim by Parent hereunder (other than a claim pursuant to Section 9.02(a)(vi)) of which notice is timely and properly given pursuant to the terms of this Agreement and the Escrow Agreement shall be finally resolved, on which date the portion of the 24 Month Unresolved Claim Amount allocable to the indemnification claims so resolved shall be paid to Parent or the Stockholders’ Representative for distribution to the Company Stockholders, as applicable, pursuant to such final resolution, (y) in the case of the Option Escrow Balance, minus any unresolved indemnification claims asserted solely pursuant to Section 9.02(a)(vi) (the “Unresolved Option Claim Amount”), until the Option Survival Date, or any earlier dates that may be specified in Annex A attached hereto, on which date or dates such balance, or the amount set forth in Annex A, if any, shall be paid to the Stockholders’ Representative for distribution to the Company Stockholders, and (z) in the case of any Unresolved Option Claim Amount, until the date on which each indemnification claim by Parent under Section 9.02(a)(vi) of which notice is timely and properly given pursuant to the terms of this Agreement and the Escrow Agreement shall be finally resolved, on which date the portion of the Unresolved Option Claim Amount allocable to the indemnification claim pursuant to Section 9.02(a)(vi) so resolved shall be paid to Parent or the Stockholders’ Representative for distribution to the Company Stockholders or the holder of the Company Stock Option, as applicable, pursuant to such final resolution. “Unresolved Claim Amount” means the aggregate amount of Losses as of a date sought by the Parent Group Members with respect to all unresolved indemnification claims in accordance with Article IX (other than a claim pursuant to Section 9.02(a)(vi)). The parties hereof shall give any written instructions to the Escrow Agent that may be required to effect any release of all or any portion of the Escrow Funds if and to the extent that such release is required pursuant to, and in accordance with, any of the provisions of this Agreement or the Escrow Agreement. Any disbursement to the Company Stockholders pursuant to this Section 2.02(a) shall be made on a pro rata basis, based on the percentage of the Merger Consideration to which each such Company Stockholder is entitled (the “Pro Rata Percentage”), as set forth in Section 3.03(d) of the Company Disclosure Schedule. Any claim against the Escrow Funds under this Agreement or the Escrow Agreement, and the amount asserted for such claim, shall be made in good faith and based upon a reasonable belief that the party making the claim against the Escrow Funds is entitled to make a claim in the amount asserted.

          (b) Exchange Agent. At or prior to the Effective Time, Parent shall (i) appoint a bank or trust company mutually agreed upon by Parent and the Company (the “Exchange Agent”), (ii) enter into an exchange agreement, in form and substance mutually agreed upon by Parent and the Company (the “Exchange Agreement”), for the payment of the Merger Consideration (including the aggregate amount of any Option Closing Payments) in accordance with this Article II, and (iii) deposit with the Exchange Agent cash sufficient to pay the Merger Consideration (excluding any amount under Section 2.01(a)(vii), and taking into account an adjustment based upon the Estimated Working Capital, which shall be readjusted with respect to the determination of the Actual Working Capital in accordance with the provisions of Section 2.03) (such deposited cash, together with any other funds deposited in accordance with this Agreement or the Exchange Agreement, being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall be held by the Exchange Agent separate and apart from its other funds, as a trust fund, for the benefit of the holders of Eligible Shares, Dissenting Shares and Company Stock Options. The Exchange Fund shall not be used for any other purpose. The Exchange Fund shall be invested by the Exchange Agent as directed by Parent; provided, however, that the Exchange Fund shall not be invested in any manner that would preclude, limit or delay the Exchange Agent from timely making all payments contemplated by this Article II; and provided, further, that, if invested, such investments shall be in short-term obligations of, or short-term obligations guaranteed by, the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in fully FDIC insured certificates of deposit. Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation.
          (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each Eligible Holder: (i) a letter of transmittal (in customary form and reasonably satisfactory to the Stockholders’ Representative, specifying that delivery shall be effected, and risk of loss and title to the certificates evidencing such Eligible Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of such Eligible Holder’s Certificate(s) in exchange for an amount equal to such Eligible Holder’s Closing Payment. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as reasonably may be required pursuant to such instructions, such Eligible Holder shall be entitled to receive in exchange therefor such Eligible Holder’s Closing Payment, and the Certificate so surrendered shall forthwith be canceled. The Exchange Agent will follow similar documentation procedures with respect to the payment of Option Closing Payments to holders of Company Stock Options in order to effectuate the purposes and intentions of Section 2.05. “Closing Payment” means (x), with respect to a holder of shares of Common Stock, an amount equal to the Per Share Common Stock Consideration multiplied by the number of shares of Company Common Stock held by such holder, and (y), with respect to a holder of Series A Preferred Stock or Series B Preferred Stock, an amount equal to the Per Share Preferred Stock Consideration, in each case taking into account an adjustment based upon the Estimated Working Capital, which shall be readjusted with respect to the determination of the Actual Working Capital in accordance with the provisions of Section 2.03, and without giving effect to Section 2.01(a)(vii). Any such adjustment based upon the Estimated Working Capital shall increase or decrease, as applicable, each Eligible Holder’s Closing Payment in proportion to such Eligible Holder’s Pro Rata Percentage. In the event of a transfer of ownership of Eligible Shares that is not registered in the transfer records of the Company, the applicable Closing Payment for such Eligible Shares may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or similar Taxes required as a result of such payment or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Eligible Holder’s Closing Payment and such Eligible Holder’s Pro Rata Percentage of any Post-Closing Payments. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II. “Post-Closing Payments” shall mean any (1) payments to be made by Parent to the Exchange Agent pursuant to Section 2.03(c) and the payment thereof by the Exchange Agent to Eligible Holders and Participating Holders and/or (2) amounts payable to Eligible Holders, Participating Holders or the holders of Dissenting Shares out of the Escrow Funds.
          (d) No Further Rights. From and after the Effective Time, holders of Certificates shall cease to have any rights as stockholders of the Company, except as provided herein or by Law.
          (e) Termination of Exchange Fund. Except as provided in Section 2.06 with respect to Dissenting Shares, any portion of the Exchange Fund reflecting amounts with respect to Eligible Shares that remains undistributed to the holders of Eligible Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of Eligible Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for their Pro Rata Percentage of the Closing Payment and any Post-Closing Payments, as applicable. Except as provided in Section 2.06 with respect to Dissenting Shares, any portion of the Exchange Fund that remains undistributed to Participating Holders after the Option Survival Date, shall be delivered to Parent, upon demand. Any portion of the Exchange Fund remaining unclaimed by Eligible Holders or Participating Holders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
          (f) No Liability. None of the Exchange Agent, Parent, Merger Sub or the Surviving Corporation shall be liable to any Eligible Holder for any cash (including any dividends or distributions with respect to such shares) delivered to a public official pursuant to any abandoned property, escheat or similar Law.
          (g) Withholding Rights. Each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Eligible Shares or Company Stock Options, such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax Laws. To the extent that amounts are so deducted or withheld and properly paid to the appropriate Tax authority by the Exchange Agent, the Surviving Corporation or Parent, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Eligible Shares or Company Stock Options in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Corporation or Parent, as the case may be.
          (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Agreement.
     SECTION 2.03 Determination of Actual Working Capital.
          (a) Within 60 days after the Closing Date, Parent shall prepare a computation of the actual Working Capital of the Company as of the Closing, and deliver such computation to the Stockholders’ Representative. If within 30 days following delivery of such computation, the Stockholders’ Representative does not deliver a written objection thereto to Parent, then the Working Capital reflected in Parent’s computation shall be final, binding and conclusive on the parties and shall constitute the “Actual Working Capital” for all purposes hereunder.
          (b) If the Stockholders’ Representative objects in writing to the computation within 30 days following the delivery of such computation, then the Stockholders’ Representative and Parent shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiations not result in an agreement within 30 days after delivery of such written objection, the issues remaining in dispute shall be submitted to a neutral auditor mutually agreeable to the Stockholders’ Representative and Parent (the “Neutral Auditor”). The Stockholders’ Representative and Parent shall furnish or cause to be furnished to the Neutral Auditor such work papers and other documents and information relating to the disputed issues as they may deem necessary or appropriate or as the Neutral Auditor may request and that are available to that party or its agents. Further, the Stockholders’ Representative and Parent shall be afforded the opportunity to present to the Neutral Auditor any material relating to the disputed issues and to discuss the issues with the Neutral Auditor, provided, however, that no party shall have any discussions with the Neutral Auditor without first providing the other parties with notice of such discussions and a reasonable opportunity to attend, observe or otherwise participate in such discussions. All fees and expenses relating to the work, if any, performed by the Neutral Auditor will be borne equally by Parent and the Exchange Fund. The Neutral Auditor will deliver to Parent and the Stockholders’ Representative a written determination (which determination shall include a worksheet setting forth all material calculations used in arriving at such determination and shall be based solely on information provided to the Neutral Auditor by Parent and the Stockholders’ Representative or their respective Affiliates) of the disputed items, including the Neutral Auditor’s calculation of Working Capital, as the case may be, as of the Closing, within 30 days of receipt of the disputed items, which determination will be final, binding and conclusive on the parties and shall constitute the Actual Working Capital for all purposes hereunder.

          (c) If the Actual Working Capital is greater than the Estimated Working Capital, then Parent shall deliver to the Exchange Agent, for distribution to the Eligible Holders, a cash payment equal to such difference in proportion to each Eligible Holder’s Pro Rata Percentage, and the Stockholders’ Representative and Parent shall deliver joint written instructions to the Exchange Agent to disburse to the Eligible Holders such cash payment with respect to the Eligible Shares. If the Actual Working Capital is less than the Estimated Working Capital, then the Stockholders’ Representative and Parent shall deliver joint written instructions to the Escrow Agent to disburse from the Escrow Funds to Parent a cash payment equal to such difference. Any such sum shall be due and payable within 10 days after the final determination of the Actual Working Capital pursuant to Sections 2.03(a) or 2.03(b), and shall be paid in immediately available funds.
     SECTION 2.04 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Eligible Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement or by Law. At or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a).
     SECTION 2.05 Company Stock Options.
          (a) (i) Immediately prior to the Effective Time, each outstanding option to purchase Company Common Stock granted under any of the stock option plans (or other grant documentation) of the Company as amended through the date of this Agreement (collectively, the “Company Stock Option Plans”) shall become immediately vested and exercisable in full, (ii) at the Effective Time, each option to purchase shares of Company Common Stock granted under the Company Stock Option Plans (each, a “Company Stock Option”) that is outstanding, unexercised and not subject to payment under Section 2.05(b) as of the Effective Time shall be deemed cancelled, and (iii) at the Effective Time, all of the Company Stock Option Plans shall be deemed terminated.
          (b) Each holder of a Company Stock Option listed on Section 2.05(b) of the Company Disclosure Schedule that is outstanding and unexercised as of the Effective Time (each such Company Stock Option, a “Participating Option” and the holder thereof, a “Participating Holder”), following the completion of the calculations set forth in this Section 2.05(b), shall (subject to the provisions of this Section 2.05) be entitled to receive an amount in cash (subject to Section 2.02(g)) from the Exchange Agent, in exchange for the deemed cancellation of such Participating Option, comprised of: (1) an amount (the “Option Closing Payment”) equal to the (A) sum of the Option Spreads applicable to the Participating Options held by such Participating Holder minus (B) such Participating Holder’s Pro Rata Percentage of the Escrow Amount; and (2) such Participating Holder’s Pro Rata Percentage of amounts, if any, distributed to Company Stockholders pursuant to Section 2.02(a).
          (i) “Option Spread” means the amount by which the exercise price of a Participating Option exceeds the Fully-Diluted Per Share Price.

          (ii) “Fully-Diluted Share Amount” means the amount of shares of Company Common Stock outstanding immediately prior to the Effective Time and assuming the hypothetical conversion and/or exercise into shares of Company Common Stock, in accordance with the Company’s organizational documents and all Company Stock Option Plans, of all shares of Preferred Stock and all Participating Options outstanding immediately prior to the Effective Time.
          (iii) “Fully-Diluted Per Share Price” means (A) the sum of (1) the Merger Consideration, (2) the Escrow Amount and (3) the aggregate exercise price of all Participating Options divided by (B) the Fully-Diluted Share Amount.
          (c) The Exchange Agent shall pay the Option Closing Payments to the Participating Holders as promptly as practicable after the date on which the Actual Working Capital shall be finally determined in accordance with the procedures specified in Section 2.03.
          (d) Any Participating Holder that receives and accepts an Option Closing Payment pursuant to this Section 2.05 shall be deemed to have agreed to the deemed cancellation of such Company Stock Option as provided for therein and to have waived all further rights, privileges, obligations or claims with respect to such Company Stock Option. Accompanying all Option Closing Payments made to each Participating Holder, shall be a notice stating the foregoing. It shall be a prerequisite to the receipt of such Option Closing Payment that such holder execute a written instrument to the foregoing effects to be supplied by the Exchange Agent and in a form reasonably acceptable to Parent and the Company.
     SECTION 2.06 Dissenting Shares.
          (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock or Preferred Stock that are outstanding immediately prior to the Effective Time and that are held by any stockholder who is entitled to demand and properly demands the appraisal for such shares (the “Dissenting Shares”) pursuant to, and in compliance in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into, or represent the right to receive, the Merger Consideration to which the holder thereof is entitled pursuant to this Agreement. Any such stockholder shall instead be entitled to receive payment of the fair value of such stockholder’s Dissenting Shares in accordance with the provisions of Section 262; provided, however, that all Dissenting Shares held by any stockholder who shall have failed to perfect or who otherwise shall have withdrawn or lost such stockholder’s rights to appraisal of such shares under Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration to which the holder thereof is entitled pursuant to this Agreement, without any interest thereon, upon surrender in the manner provided in Section 2.02 of the Certificate or Certificates that formerly evidenced such shares.
          (b) The Company shall comply in all respects with Section 262 including, without limitation, subsection (d) thereof. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of any shares of its capital stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) the right to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
          (c) Upon the final resolution of any appraisal procedure pursuant to Section 262 with respect to Dissenting Shares, to the extent that the fair value as finally determined pursuant to Section 262 is less than the Merger Consideration to which the holder thereof is entitled pursuant to this Agreement, the Exchange Agent shall pay such excess amount to the Company Stockholders in accordance with their Pro Rata Percentage.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE COMPANY STOCKHOLDERS
     Except as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), the Company and the Company Stockholders, jointly and severally, hereby represent and warrant to Parent and Merger Sub as follows:
     SECTION 3.01 Organization and Qualification; Subsidiaries.
          (a) The Company and each Subsidiary is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary.
          (b) Except as set forth in Section 3.01(b) of the Company Disclosure Schedule, the Company does not, directly or indirectly, own, of record or beneficially, any outstanding voting securities, equity interests or other ownership interest of any kind or nature (whether controlling or not) in any corporation, limited liability company, partnership, trust, joint venture or other entity (including, but not limited to, any interest in any profits, capital or business of any entity), and the Company does not have any Contract to acquire any such interest.
     SECTION 3.02 Certificate of Incorporation and Bylaws. The Company has made available to Parent a complete and correct copy of the Certificate of Incorporation and the Bylaws, or equivalent organizational documents, in each case as amended to date (“Organizational Documents”), of the Company and each Subsidiary. Such Organizational Documents are in full force and effect and no other organizational documents are applicable or binding upon the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary is, nor has the Company been, in violation of any of the provisions of its

Organizational Documents. No Subsidiary has been in material violation of any of the provisions of its Organizational Documents. The Company has made available to Parent complete and correct copies of the minutes of all meetings of the Company Board (and each committee thereof) from February 10, 2004 through April 8, 2009.
     SECTION 3.03 Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 10,000,000 shares of Company Common Stock, of which 2,470,553 shares are issued and outstanding, none of which are held in treasury and (ii) 3,000,000 shares of preferred stock, par value $.01 per share (the “Company Preferred Stock”), of which (A) 2,479,000 shares of which are reserved for issuance as Series A Junior Convertible Preferred Stock (“Series A Preferred Stock”), 1,945,752 of such shares are issued and outstanding, none of which are held in treasury, and (B) 400,000 shares of which are reserved for issuance as Series B Junior Convertible Preferred Stock (“Series B Preferred Stock”), 125,000 of such shares are issued and outstanding, none of which are held in treasury. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock are validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights. All shares of Company Common Stock and Company Preferred Stock and all other securities issued by the Company were issued in compliance with all applicable state and federal securities Law, all offering memoranda or other offering materials relevant to such offerings. Section 3.03(a) of the Company Disclosure Schedule sets forth a complete list of the holders of all outstanding shares of Company Common Stock and Company Preferred Stock, and the number and type of shares held by each such holder.
          (b) Section 3.03(b) of the Company Disclosure Schedule sets forth a complete list of all outstanding Company Stock Options, indicating with respect to each such Company Stock Option the name of the holder thereof, the Company Stock Option Plan under which it was granted, the number of shares of Company Common Stock subject to such Company Stock Option, the exercise price and the date of grant thereof. 374,695 shares of Company Common Stock are reserved for future issuance in connection with the Company Stock Option Plans (including shares reserved pursuant to outstanding Company Stock Options). Except as set forth in this Section 3.03(b) of the Company Disclosure Schedule, there are no (A) options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary, (B) voting securities of the Company or securities convertible, exchangeable or exercisable for shares of capital stock or voting securities of the Company, or (C) equity equivalents, interests in the ownership or earnings of the Company or any Subsidiary or similar rights. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. Other than the Company Stock Option Plans, there are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other Person. None of the Company or any Subsidiary is a party to any stockholders’ agreement, voting trust agreement or registration rights agreement relating to any equity securities of the Company or any Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any Subsidiary. All dividends on the Company Common Stock that have been declared or have accrued prior to the date of this Agreement have been paid in full.
          (c) Except as set forth in Section 3.03(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any outstanding Indebtedness.
          (d) Section 3.03(d) of the Company Disclosure Schedule sets forth a true and correct schedule, as of the date hereof, of the Merger Consideration payable in respect of each holder of Company Common Stock, Series A Preferred Stock, Series B Preferred Stock and Company Stock Options to be converted at the Effective Time into the right to receive payment pursuant to Section 2.01(b) or Section 2.01(c), as applicable (the “Share Distribution Schedule”). Solely for the purpose of preparing the Share Distribution Schedule, the Company shall assume that the aggregate Merger Consideration is equal to Forty Million Dollars ($40,000,000). The parties hereby agree to update Section 3.03(d) of the Company Disclosure Schedule as of the Closing Date to reflect any exercise of Company Stock Options between the date hereof and the Closing Date.
     SECTION 3.04 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions, other than, with respect to the Merger, the adoption of this Agreement by the Requisite Stockholder Vote and the filing and recordation of appropriate merger documents as required by the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity now or hereafter in effect.
     SECTION 3.05 No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws (or similar organizational documents) of the Company or any Subsidiary, (ii) assuming that all consents, approvals and other authorizations set forth in Section 3.05(a) of the Company Disclosure Schedule have been obtained and that all filings and other actions set forth in Section 3.05(a) of the Company Disclosure Schedule have been made or taken, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, judgment, injunction, decree or other order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii), except as set forth in Section 3.05(a) of the Company Disclosure Schedule, result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, require consent or result in a material loss of a material benefit under, give rise to any right or obligation under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract (written or oral), agreement, lease, license, permit, franchise or other binding commitment, instrument or obligation (each, a “Contract”) to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary or any material property or material asset of the Company or any Subsidiary is bound or affected.
          (b) Except as set forth in Section 3.05(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, provincial, federal, state or local government, regulatory or administrative authority, or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for (x) the filing and recordation of (i) appropriate merger documents as required by the DGCL, or (ii) appropriate documents with the relevant authorities of other states in which the Company or any Subsidiary is qualified to do business, and (y) such incidental consents, approvals, authorizations, permits, filings or notifications the failure of which to obtain would not be material to the Company or the Business.
     SECTION 3.06 Permits; Compliance. Each of the Company and each Subsidiary is in possession of all material franchises, grants, authorizations, licenses and permits, and all easements, variances, exceptions, consents, certificates, approvals and orders of, any Governmental Authority necessary for each such entity to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”). Section 3.06 of the Company Disclosure Schedule sets forth a list of each Company Permit, except for such incidental licenses, permits and other authorizations which would be readily obtainable by any qualified applicant without undue burden in the event of any lapse, termination, cancellation or forfeiture thereof. Complete and correct copies of all of the Company Permits required to be listed in Section 3.06 of the Company Disclosure Schedule have heretofore been delivered to Buyer by Seller. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. Each of the Company and each Subsidiary is in material compliance with, any (a) Law applicable to such entity or by which any property or asset of such entity is bound or affected and (b) any Contract or Company Permit to which the Company or by which any property or asset of the Company is bound. To the extent that any correctional, rehabilitative, educational, detention or other similar facility (each, a “Facility”) operated or otherwise managed by the Company is required to comply with the requirements for accreditation by and the standards of, accreditation bodies including, without limitation, the American Correctional Association and the Joint Commission on the Accreditation of Health Organizations (collectively, “Accreditation Requirements”), such Facility, is, and has been, in material compliance with, and has taken any necessary steps to become in material compliance with, the Accreditation Requirements and all material notices, reports, documents and other information required to be filed under any Accreditation Requirements were properly filed and were in material compliance with such Accreditation Requirements.

     SECTION 3.07 Financial Statements; Undisclosed Liabilities.
          (a) Section 3.07 of the Company Disclosure Schedule contains true, correct and complete copies of (i) the audited balance sheets of the Company as of September 30, 2006, 2007 and 2008 and the related statements of income and cash flows for the fiscal years then ended, together with the appropriate notes to such financial statements and the report thereon of Wilson, Price, Barranco, Blankenship & Billingsley P.C., and (ii) the unaudited balance sheet of the Company as of May 31, 2009 (the “Balance Sheet” and the date of the Balance Sheet, the “Balance Sheet Date”) and the related unaudited statements of income and cash flows for the nine (9) months then ended (collectively, the Financial Statements”). Except as set forth therein or in the notes thereto, such balance sheets and statements of income and cash flow, have been prepared in conformity with GAAP consistently applied, and fairly present, in all material respects, the financial position and results of operations and cash flow of the Company as of their respective dates and for the respective periods covered thereby, subject, in the case of the Balance Sheet and the related unaudited statements of income and cash flows, to customary year end and audit adjustments of a normal, recurring type which would not be material in the aggregate and the absence of footnote disclosure. The books and records of the Company fully and fairly reflect, in all material respects, all transactions, properties, assets and liabilities of the Company. The Financial Statements have been derived from the accounting records of the Company, represent only bona fide transactions, and reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than the Company are required by GAAP to be included in any of the Financial Statements of the Company. There are no extraordinary or material non-recurring items of income or expense during the periods covered by the Financial Statements, and the balance sheets included in the Financial Statements do not reflect any writeup or revaluation increasing the book value of any assets, except as specifically disclosed in the notes thereto.
          (b) The Company is not subject to any liability of the nature required to be reflected or disclosed in financial statements prepared in accordance with GAAP (including, without limitation, any liability for repayment of incentives, rebates or credits received to any Governmental Authority), whether absolute, contingent, accrued or otherwise, which is not shown or which is in excess of amounts shown or reserved for in the Balance Sheet, other than liabilities (i) reasonably incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice, or (ii) with respect to or arising from the Transactions.
          (c) Since September 30, 2008, a Company Material Adverse Effect has not occurred and, to the Company’s Knowledge, none is threatened or pending. “Company Material Adverse Effect” means any event, circumstance, development, change or effect that individually or in the aggregate with all other events, circumstances, developments, changes and effects, is materially adverse to the business, operations, assets, financial condition or results of operations of the Company and the Subsidiaries taken as a whole or would reasonably be expected to prevent or materially delay the Transactions or prevent or materially impair or delay the ability of the Company to perform its obligations hereunder. Notwithstanding the foregoing, a Company Material Adverse Effect shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from any one or more of the following: (i) changes in general economic conditions, the securities or financial markets, any of the industries in which the Company and its Subsidiaries operate generally, or regulatory or political conditions or developments, (ii) the execution and delivery of this Agreement, the pendency or public disclosure of this Agreement or the Transactions (whether factual, correct, formal or otherwise or any action taken by a party in response to such announcement), or the consummation of the Transactions, (iii) changes in Laws or in GAAP (or the interpretation thereof) (so long as the Company and its Subsidiaries are not materially disproportionately adversely affected thereby), (iv) any failure by the Company to meet projections, estimates or expectations of the Company’s revenues, earnings or other performance; provided, however, that the event, circumstance, development, change or effect that resulted in, or contributed to such failure, may still be, in and of itself, a Material Adverse Effect, (v) any outbreak or escalation of hostilities or war or any act of terrorism, or (vi) any weather-related or other force majeure event.
          (d) Neither the Company nor any of its Subsidiaries is indebted to any director or officer of the Company or any of its Subsidiaries (except for amounts due as normal salaries and bonuses or in reimbursement of ordinary business expenses and directors’ fees) and no such Person is indebted to the Company or any of its Subsidiaries.
          (e) Subject to an uncollectible reserve maintained by the Company in the ordinary course of business, all accounts receivable of the Company that are reflected on the Balance Sheet or on the accounting records of the Company as of the Closing Date (collectively, the “Accounts Receivable”) (i) represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business, and (ii) have arisen (A) from bona fide transactions in the ordinary course of business, and (B) under valid and enforceable Contracts to which the Company is a party. Subject to an uncollectible reserve maintained by the Company in the ordinary course of business, to the Company’s Knowledge, there is no contest, claim, or right of set-off, of any material Account Receivable relating to the amount or validity of such Account Receivable.
          (f) All inventories of supplies, drugs, food, janitorial and office supplies and other disposables and consumables located in any Facility or held for use by the Company (collectively the “Inventory”) are of a quantity and quality usable in the ordinary course of business in all material respects. The value at which any Inventory is carried reflects the customary Inventory valuation policy of the Company for stating inventory in accordance with GAAP consistently applied.
     SECTION 3.08 Absence of Certain Changes or Events. Since September 30, 2008, (a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course of business and in a manner consistent with past practice (it being understood that, for purposes of this Section 3.08, the taking of any action specifically required by this Agreement or in furtherance of the Transactions shall be deemed to be in the ordinary course of business), and (b) neither the Company nor any Subsidiary has:
          (i) amended or otherwise changed its Certificate of Incorporation or Bylaws or similar organizational documents;
          (ii) declared, set aside, made or paid any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

          (iii) reclassified, combined, split, subdivided or redeemed, or purchased or otherwise acquired, directly or indirectly, any of its capital stock;
          (iv) except as set forth in Section 3.08(iv) of the Company Disclosure Schedule, increased the compensation payable or to become payable or the benefits provided to its directors, officers or employees who currently earn more than $75,000 annually, except for increases in the ordinary course of business and in a manner consistent with past practice, or granted any severance or termination pay to, or entered into any employment, bonus, change of control or severance agreement with, any director or officer or any other employee of the Company or of any Subsidiary, except in the ordinary course of business in a manner consistent with past practice;
          (v) suffered any damage, destruction or loss (whether or not covered by insurance), other than in the ordinary course of business, that has had a Company Material Adverse Effect;
          (vi) made any change in any financial or Tax accounting methods or practices materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP;
          (vii) acquired any real property or undertaken or committed to undertake capital expenditures in excess of $25,000 individually or $100,000 in the aggregate;
          (viii) made (other than in the ordinary course of business as consistent with past practice), changed, revoked or rescinded any material Tax election, filed any amended Tax Return, entered into any closing agreement relating to Taxes, waived or extended the statute of limitations in respect of Taxes, settled or compromised any claim or dispute relating to Taxes, surrendered any right to claim for a Tax refund, or filed any Tax Returns inconsistently with past practice;
          (ix) canceled any debts owed to or claims held by the Company (including the settlement of any claims or litigation) or waived any other material rights held by the Company other than in the ordinary course of business consistent with past practice;
          (x) paid any claims against the Company (including the settlement of any claims and litigation against the Company or the payment or settlement of any obligations or liabilities of the Company) other than claims that only involve the payment of monetary damages not in excess of $25,000 individually or $100,000 in the aggregate;
          (xi) accelerated or delayed collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice;
          (xii) delayed or accelerated payment of any account payable or other liability of the Company beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with past practice;
          (xiii) made any material changes in the Company’s employment practices or procedures;
          (xiv) made, or agreed to make, any payment of cash or distribution of assets outside the ordinary course of business consistent with past practice;
          (xv) except in the ordinary course of business, entered into, terminated, or received notice of termination of, any Contract or transaction involving a total remaining commitment by or to the Company of at least $100,000; or
          (xvi) authorized, made a commitment or agreed to do any of the foregoing.
     SECTION 3.09 Absence of Litigation. Except as set forth in Section 3.09 of the Company Disclosure Schedule, there is no litigation, suit, claim, action, proceeding, hearing, petition, grievance, charge, complaint or investigation (an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary, before any Governmental Authority or arbitrator. No officer or director of the Company is a defendant in any Action in connection with his status as an officer or director of the Company or any Subsidiary. Other than pursuant to Certificates of Incorporation, Bylaws or other organizational documents or any insurance policy or indemnification agreement for the benefit of directors or officers as set forth in Section 3.17 of the Company Disclosure Schedule, no Contract between the Company or any Subsidiary and any current or former director or officer exists that provides for indemnification. Neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.
     SECTION 3.10 Employee Benefit Plans.
          (a) Section 3.10(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, medical, disability, or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements (whether funded or unfunded, written or oral, qualified or nonqualified) to which the Company, any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (a “Company ERISA Affiliate”) is a party, with respect to which the Company or any Company ERISA Affiliate has any obligation or which are maintained, contributed to or sponsored (or required to be so maintained, contributed to or sponsored) by the Company or any Company ERISA Affiliate for the benefit of any current or former employee, consultant, independent contractor, shareholder, officer or director of the Company or any Company ERISA Affiliate (collectively, the “Plans”). The Company has no liability with respect to any plan, arrangement or practice of the type described in this Section 3.10 other than the Plans set forth on Section 3.10(a) of the Company Disclosure Schedule. The Company has furnished to Parent a true and complete copy of each Plan and has made available to Parent a true and complete copy of (where applicable) (A) each trust or funding arrangement prepared in connection with each such Plan, (B) the three most recently filed annual reports on Internal Revenue Service (“IRS”) Form 5500, (C) the most recently received IRS determination letter for each such Plan, (D) the three most recently prepared actuarial, auditor’s reports and financial statements in connection with each such Plan, and (E) the most recent summary plan description and any material written communications (or a description of any material oral communications) to any current or former participants of the Plan. In the case of any unwritten Plan, a written description of such plan has been furnished to Parent. All amendments required to bring any Plan into conformity with any applicable provisions of ERISA and the United States Internal Revenue Code of 1986, as amended (the “Code”) have been duly adopted. The Company has provided Parent with a list of each actuary, attorney, and accountant providing professional services with respect to each Plan or the fiduciaries of each Plan, as well as the location of all other records and the name of the individual responsible for such records with respect to each Plan.
          (b) Neither the Company nor any Company ERISA Affiliate has now or at any time contributed to, sponsored, or maintained (or have been required to do so) (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA; (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA); or (iii) any “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code. No Plan is or at any time was a “defined benefit plan” as defined in Section 3(35) of ERISA or a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code. Except for the Company Stock Option Plans and as set forth in Section 3.10(b) of the Company Disclosure Schedule, no Plan exists that could result in any payment of any money or other property or accelerate or provide any other rights or benefits as a result of the consummation of the Transactions (whether alone or in connection with any subsequent event). There is no contract, Plan or arrangement (written or otherwise) maintained by the Company or any Subsidiary that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.
          (c) With respect to the Plans, to the Knowledge of the Company, no event has occurred and, there exists no condition or set of circumstances, in connection with which the Company or any Company ERISA Affiliate could be subject to any actual or contingent material liability under the terms of such Plan or any applicable Law.
          (d) Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the IRS, covering all of the provisions applicable to the Plan for which determination letters or prototype opinion letters are currently available, stating that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of the Company, no circumstance exists or will exist through Closing that could reasonably be expected to result in the revocation of such exemption. With respect to each Plan that is a defined benefit pension plan: (i) no reportable event (within the meaning of Section 4043 of ERISA) has occurred; (ii) there has been no termination or partial termination of such plan within the meaning of Code Section 411(d)(3); and (iii) the present value of all liabilities under any such plan will not exceed the current fair market value of the assets of such plan (determined using the actuarial assumption used for the most recent actuarial valuation for such plan).
          (e) Each Plan has been established and administered in accordance with its terms, and in material compliance with the applicable provisions of ERISA, the Code and other applicable Laws, and neither the Company nor any Company ERISA Affiliate has any obligation to provide any welfare benefits to any employee or other service provider after termination of employment (or other service) other than as required by Section 4980B of the Code.
          (f) With respect to any Plan, (i) no actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, including actions against any such plan, the trustee or fiduciary of any such plan, the Company or any assets of any such plan, (ii) to the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the Knowledge of the Company, threatened, (iv) all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any such plan participant have been duly or timely filed or distributed; (v) no “prohibited transaction”, within the meaning of ERISA or the Code for which a statutory, class or individual exemption is not available, has occurred, and to the Knowledge of the Company, no breach of any duty imposed on fiduciaries pursuant to ERISA has occurred; (vi) all required or discretionary (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing shall have been made or properly accrued on the Financial Statements or will be properly accrued on the books and records of the Company as of the Closing; and (vii) no such plan has any unfunded liabilities which are not reflected on the Financial Statements or the books and records of the Company.
          (g) The Company and each Plan (to the extent applicable) is in compliance in all material respects with (1) the notice and continuation of coverage requirements of Section 4980B of the Code, and the regulations thereunder; (2) Part 6 of Title I of ERISA; (3) the Health Insurance Portability and Accountability Act of 1996 with respect to any group health plan within the meaning of Code Section 5000(b)(1); and (4) any applicable state statutes mandating health insurance continuation coverage for small employers.
          (h) No Plan is a multi-employer welfare arrangement as defined in Section 3(40) of ERISA.
          (i) The Company and each Company ERISA Affiliate have operated any nonqualified deferred compensation arrangement that is subject to Section 409A of the Code in a manner that is reasonably expected to result in good faith compliance with Section 409A of the Code and the guidance issued thereunder.

     SECTION 3.11 Labor and Employment Matters. Section 3.11 of the Company Disclosure Schedule sets forth a complete list (as of the date set forth therein) of names, positions and current annual salaries or wage rates, bonus and other compensation and/or benefit arrangements, accrued vacation and sick leave, paid time off pay and period of service credited for vesting as of the date thereof of all full-time and part-time employees of the Company and indicating whether such employee is a part-time or full-time employee or is currently on leave of absence, identifying the type of leave being taken. Except as shown in Section 3.11 of the Company Disclosure Schedule, there are no written or oral employment agreements or severance agreements with employees of the Company or arrangements requiring the payment of a bonus or other compensation as a result of the consummation of the Transactions.
          (a) There are no labor union or collective bargaining agreements in effect with respect to the employees of the Company. There is no unfair labor practice complaint against the Company pending, or, to the Knowledge of the Company, threatened before the National Labor Relations Board. There is no labor strike, arbitration, dispute, slowdown or stoppage. No labor organization or group of employees of the Company has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal.
          (b) Except as set forth in Section 3.11 of the Company Disclosure Schedule, to the Knowledge of the Company, the Company is not involved in any transaction or other situation with any employee, officer, director or Affiliate of the Company which may be generally characterized as a “conflict of interest”, including, but not limited to, direct or indirect interests in the business of competitors, suppliers or customers of the Company.
          (c) Neither the Company nor any officer, employee or agent or other Person acting on its behalf has, directly or indirectly, given or agreed to give any gift or similar benefit (other than with respect to bona fide payments for which adequate consideration has been given) to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of the Company (or assist the Company in connection with any actual or proposed transaction) (i) which might subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) which, if not continued in the future, would have an adverse effect on the assets, business, operations or prospects of the Company or which would subject the Company to suit or penalty in any private or governmental litigation or proceeding, (iii) for any of the purposes described in Section 162(c) of the Code, or (iv) for establishment or maintenance of any concealed fund or concealed bank account.
          (d) Except as set forth in Section 3.11 of the Company Disclosure Schedule, the Company has complied in all material respects with all applicable laws, rules and regulations which relate to prices, wages, hours, discrimination in employment and collective bargaining and is not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing. The Company is in compliance with the requirements of the Workers Adjustment and Retraining Notification Act (“WARN”) and has no liabilities pursuant to WARN.

     SECTION 3.12 Real Property and Personal Property; Title to Assets.
          (a) The Company does not own, and has not ever owned, any real property or any interest in real property, except for the leasehold interests created under the real property leases listed in Section 3.12 (a) of the Company Disclosure Schedule (the “Real Property Leases” and the real property subject thereto, the “Leased Real Property”), all of which are in full force and effect. Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, the Company has the right to quiet enjoyment of all the Leased Real Property for the full term of each such Real Property Lease (and any renewal option) relating thereto, and the leasehold or other interest of the Company in such Leased Real Property is not subject or subordinate to any subleases, mortgages, pledges, liens, restrictions, security interests, encumbrances, charges or other claims of third parties of any kind, including any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer (collectively, “Liens”) other than Permitted Liens. Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, and except for Permitted Liens, there are no agreements or other documents governing or affecting the occupancy or tenancy of any of the Leased Real Property by the Company. Complete and correct copies of each Real Property Lease and any instruments evidencing Liens, commitments for the issuance of title insurance, title opinions, surveys and appraisals in the Company’s possession and any policies of title insurance currently in force and in the possession of the Company with respect to each such parcel of Leased Real Property have heretofore been delivered by the Company to Parent.
          (b) Neither the whole nor any part of the Leased Real Property has been condemned or otherwise taken by any public authority or is currently being condemned or otherwise taken, and, to the Knowledge of the Company, no such condemnation or other taking is threatened or contemplated. Each of the Real Property Leases is valid, binding and in full force and effect as against the Company and, to the Company’s Knowledge, as against the other party thereto. Except as set forth in Section 3.12(b) of the Company Disclosure Schedule, the Company has not received written notice under any of the Real Property Leases of any default which has not been cured to the satisfaction of the other party thereto, and, to the Company’s Knowledge, no event has occurred which, with notice or lapse of time or both, would constitute a material default by the Company. There are no latent defects or adverse physical conditions affecting any Leased Real Property or the improvements thereon, other than those that would not reasonably be expected to materially and adversely impact the Company’s Business. There are no material violations of any zoning, land use, handicap access or building codes and regulations applicable to any Leased Real Property or the use and occupancy thereof.
          (c) Section 3.12(c) of the Company Disclosure Schedule contains a detailed list of all machinery, equipment, vehicles, furniture and other personal property (“Personal Property”) owned by the Company having an original cost of $25,000 or more. Section 3.12(c) of the Company Disclosure Schedule lists each lease or other agreement or right, whether written or oral, under which the Company is lessee of, or holds or operates, any Personal Property.
          (d) The Company has good and marketable title to all of its material assets and material properties free and clear of all Liens other than Permitted Liens and any Liens in connection with that certain Loan Agreement, dated February 27, 2006, between the Company and Wachovia Bank, National Association, and the related Promissory Note and Security

Agreement, which Liens shall be released on or prior to the Closing Date. The Company owns all material assets of the Company that are reflected as owned in the books and records of the Company.
     SECTION 3.13 Intellectual Property.
          (a) (i) the conduct of the business of the Company and the Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party, and no claim has been asserted to the Company or any Subsidiary that the conduct of the business of the Company and the Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any third party; (ii) with respect to each item of Intellectual Property that is owned by the Company or a Subsidiary (“Owned Intellectual Property”), the Company or a Subsidiary is the owner of the entire right, title and interest in and to such Owned Intellectual Property and is entitled to use such Owned Intellectual Property in the continued operation of its respective business; (iii) with respect to each item of Intellectual Property that is licensed to or otherwise held or used by the Company or a Subsidiary (“Licensed Intellectual Property”), the Company or a Subsidiary has the right to use such Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Licensed Intellectual Property; (iv) to the Company’s Knowledge, none of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part; (v) to the Company’s Knowledge, no Person is engaging in any activity that infringes upon the Owned Intellectual Property; (vi) each license of the Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect; (vii) to the Company’s Knowledge, no party to any license of the Licensed Intellectual Property is in breach thereof or default thereunder; (viii) the Company has taken all commercially reasonable actions (including executing non-disclosure and intellectual property assignment agreements) to protect, preserve and maintain the Owned Intellectual Property; and (ix) neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect any of the Company’s rights with respect to the Owned Intellectual Property or the Licensed Intellectual Property.
          (b) For purposes of this Agreement, “Intellectual Property” means (i) United States patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof and (iv) confidential and proprietary information, including trade secrets and know-how.
     SECTION 3.14 Taxes.
          (a) All Tax Returns required to be filed with respect to the Company and each Subsidiary, or any of their income, properties, franchises or operations have been prepared and timely filed in compliance with all applicable laws and regulations, and all such Tax Returns are true, correct, and complete. All Taxes due and payable by or with respect to the Company and each Subsidiary have been paid by the Company or such Subsidiary in compliance with all applicable laws and regulations, including all escheat or other unclaimed property laws. The Company and each Subsidiary has withheld and remitted to the appropriate Tax authorities in compliance with all applicable laws and regulations all Taxes required to be withheld and remitted by the Company or such Subsidiary in connection with payments made to other persons.
          (b) There are no pending or, to the knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of any Tax or Tax matter of the Company or any Subsidiary. No deficiency or proposed adjustment has been asserted or assessed by any Tax authority against the Company or any Subsidiary, which deficiency has not been satisfied by payment, settled or been withdrawn. There are no Tax liens on any assets of the Company or any Subsidiary (other than any liens for Taxes not yet due and payable for which adequate reserves have been made in accordance with GAAP). Neither the Company nor any Subsidiary is subject to any accumulated earnings Tax or personal holding company Tax.
          (c) Neither the Company nor any Subsidiary has made any payments, nor are they or will they become obligated under any contract entered into on or before the Closing Date to make any payments, that will be non-deductible under Code Section 280G or subject to the excise Tax under Code Section 4999 or that would give rise to any obligation to indemnify any Person for any excise Tax payable pursuant to Code Section 4999.
          (d) Neither the Company nor any Subsidiary is a party to or bound by any tax allocation or tax sharing agreement or has any current or potential obligation to indemnify any other Person with respect to Taxes.
          (e) Neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
          (f) No claim has been made by a taxing authority in a jurisdiction where the Company or any Subsidiary does not file a Tax Return that the Company or such Subsidiary is or may be subject to Tax by such jurisdiction.
          (g) The Company and the Subsidiaries have not participated in any reportable transactions as contemplated in Treasury Regulation 1.6011-4.
          (h) There are no known proposed reassessments of any property owned by the Company and the Subsidiaries that could result in a material increase in the amount of any Tax to which the Company or any such Subsidiary would be subject.
          (i) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income as a result of any (1) adjustment pursuant to Section 481 of the Code, the regulations thereunder or any similar provision under state or local Law, (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing, (3) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (4) installment sale or open transaction disposition made on or prior to the Closing, (5) prepaid amount received on or prior to the Closing, or (6) any other action by the Company or any Subsidiary that would defer a liability for Taxes from any taxable period ending on or before the Closing Date to any taxable period ending after such date.
          (j) All Taxes incurred as of the Balance Sheet Date by or with respect to the Company or any Subsidiary which are not yet due have been accrued on the Balance Sheet to the extent required by GAAP or have been paid in compliance with all applicable laws and regulations. All Taxes of the Company accrued following the end of the most recent period covered by the Financial Statements have been accrued in the ordinary course of business of the Company.
          (k) Neither the Company nor any Subsidiary has requested or been granted an extension of the time for filing any Tax Return to a date later than the Closing Date.
          (l) Section 3.14(l) of the Company Disclosure Schedule sets forth all foreign jurisdictions in which the Company or any Subsidiary has filed Tax Returns in the last five years. Neither the Company nor any Subsidiary has entered into a gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8. Neither the Company nor any Subsidiary has transferred an intangible asset the transfer of which would be subject to the rules of Section 367(d) of the Code.
          (m) There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company or any Subsidiary under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign law).
          (n) Neither the Company nor any Subsidiary has been a member of an affiliated group (as defined in Section 1504 of the Code), filed or been included in a combined, consolidated or unitary income Tax Return, and none is a partner, member, owner or beneficiary of any entity treated as a partnership or a trust for tax purposes. Neither the Company nor any Subsidiary has any liability for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign income Tax law), as transferee or successor, by contract or otherwise. The Company and the Subsidiaries have no deferred intercompany transactions within the meaning of Treasury Regulations Section 1.1502-13, and neither the Company nor any Subsidiary has an excess loss in the stock or equity of any entity as contemplated in Treasury Regulations Section 1.1502-19.
          (o) Neither the Company nor any Subsidiary has ever been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code. All mergers, spin-offs, transfers of assets or any other kind of transactions that may qualify as a corporate reorganization for tax purposes consummated by or involving the Company or any Subsidiary have been made and continue to be in compliance with all applicable Tax laws. The consummation of the transaction contemplated by this Agreement will not affect the Tax treatment of such transaction.
          (p) For purposes of this Agreement:
          (i) “Tax” or “Taxes” shall mean (A) any and all federal, state, local and foreign income, gross receipts, license, payroll, employment, excise, severance,

stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, escheat, value added, alternative or add-on minimum, estimated, or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental or Tax authority, and (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person.
          (ii) “Tax Returns” means any and all returns, declarations, claims for refund, or information returns or statements, reports and forms relating to Taxes filed or required to be filed with any Tax authority (including any schedule or attachment thereto) with respect to the Company or the Subsidiaries, including any amendment thereof.
     SECTION 3.15 Environmental Matters.
          (a) Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, (i) neither the Company nor any of the Subsidiaries is in violation of, in any material respect, any applicable Environmental Law; (ii) to the Knowledge of the Company, there is no presence in any environmental media, release or threat of release of Hazardous Substances at, on, under or affecting (A) any of the properties currently owned, leased or operated by the Company or any of the Subsidiaries or, during the period of the Company’s or the Subsidiaries’ ownership, lease or operation thereof, formerly owned, leased or operated by the Company or any of the Subsidiaries, or (B) any location at which Hazardous Substances are present for which the Company or any of the Subsidiaries is or may be liable, under conditions in the case of either clauses (A) or (B) that would reasonably be expected to result in a material liability or material obligation under applicable Environmental Laws to the Company or any of the Subsidiaries, or, as the Company and the Subsidiaries are currently operated, materially and adversely affect the revenues of the Company or any of the Subsidiaries; (iii) the Company and the Subsidiaries have obtained and are and have been in compliance, in all material respects, with all, and have not violated in any material respect any, Environmental Permits necessary to operate the Business as it is currently being operated; (iv) there are no written claims pending or, to the Knowledge of the Company, threatened against the Company or any of the Subsidiaries alleging material violations of or material liability or material obligations under any Environmental Law or otherwise relating to Environmental Laws or concerning the presence or release of Hazardous Substances; (v) neither the Company nor any of the Subsidiaries has received any written or verbal notice of, is a party to, or, to the Knowledge of the Company, is reasonably likely to be affected by any outstanding proceedings, any outstanding investigations or agreements concerning any Environmental Law or concerning the presence or release of Hazardous Substances; and (vi) no Hazardous Substances have been generated, managed, handled, treated or stored at, transported from, been arranged for transportation or disposal by the Company or any Subsidiaries at any properties currently owned, leased or operated by the Company or any of the Subsidiaries in material violation of any Environmental Law. The Company has provided or made available to Parent a copy of all material studies, audits, assessments, reports or investigations concerning compliance with, or liability or obligations under, any Environmental Law affecting the Company or any Subsidiary that is in the possession or, to the Knowledge of the Company, control of the Company or any Subsidiary.
          (b) For purposes of this Agreement:
          (i) “Environmental Law(s)” means any Law (including common law) of the United States federal, state, local or any other Governmental Authority, relating to (A) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances, (B) the handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances and intended to address environmental concerns, or (C) pollution or protection of the environment or human health and safety, or (D) any other similar, analogous, or related subjects, Law, or matter, and shall include, but not be limited to (i) the Federal Water Pollution Control Act, as amended (33 U.S.C. § 1251, et seq.); (ii) the Solid Waste Disposal Act, including the Resource Conservation and Recovery Act, as amended (42 U.S.C. § 6901, et seq.); (iii) the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (42 U.S.C. § 9601, et seq.); (iv) the Federal Clean Air Act, as amended (42 U.S.C. § 7401, et seq.); (v) the Federal Clean Water Act, as amended (33 U.S.C. § 1251, et seq.); (vi) the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C. § 136, et seq.); (vii) the Toxic Substances Control Act, as amended (15 U.S.C. § 2601, et seq.); (viii) the Emergency Planning and Community Right-to-Know Act, as amended (42 U.S.C. § 11001, et. seq.); (ix) the Occupational Safety and Health Act, as amended (29 U.S.C. § 650, et seq.); (x) the Safe Drinking Water Act, as amended (21 U.S.C. § 349 and 42 U.S.C. §§ 201 and 300f, et seq.); (xi) the National Environmental Policy Act, as amended (42 U.S.C. § 4321, et seq.); (xii) the Hazardous Materials Transportation Act, as amended (49 U.S.C. § 1801, et seq.); and (xiii) all regulations, rules, orders, or any other requirements issued, promulgated, or required by, under, or pursuant to any of the foregoing, as in effect on or prior to the Effective Time, as applicable.
          (ii) “Environmental Permits” means any permit, license registration, approval, notification or any other authorization pursuant to Environmental Law.
          (iii) “Hazardous Substances” means any chemical, substance, material, product, pollutant, contaminant, compound, or waste material(s), whether solid, semisolid, gas, or liquid in nature, as any of those terms are defined, classified, or regulated by any Environmental Laws, including those that are toxic or hazardous substances, materials, or wastes, and including those that are petroleum or petroleum products, including crude oil and any fractions thereof, polychlorinated biphenyls, asbestos or asbestos-containing materials present in building materials or components that could reasonably be expected to adversely affect human health, urea formaldehyde foam insulation, radon, and any substance, material or waste regulated by any Governmental Authority pursuant to, or that would reasonably be expected to result in liability under, any Law the primary purpose of which is the protection of the environment or human health and safety (but not including asbestos or asbestos-containing materials lawfully in place in a structure or building).
          (c) This Section 3.15 contains the only representations and warranties made by the Company or the Company Stockholders with respect to Environmental Laws, Environmental Permits, or other environmental matters, and none of the other representations and warranties contained in this Agreement will be deemed to constitute, directly or indirectly, a representation and warranty with respect to Environmental Laws, Environmental Permits, or other environmental matters.
     SECTION 3.16 Material Contracts.
          (a) Section 3.16(a) of the Company Disclosure Schedule contains a list of the following Contracts to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties or assets are bound as of the date hereof:
          (i) any Contract for the purchase, sale, lease or management of real property;
          (ii) any Contract (A) pursuant to which the Company or any Subsidiary manages or operates a Facility, or (B) which provides for the placement, housing or detention of inmates, detainees, juveniles or other individuals in any Facility;
          (iii) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that is not terminable by the Company without material penalty on 60 days notice by the Company or the Subsidiaries and that provides for or is reasonably likely to require (A) annual payments from the Company and the Subsidiaries of $10,000 or more, (B) aggregate payments from the Company and/or the Subsidiaries of $25,000 or more, (C) annual payments to the Company and the Subsidiaries of $50,000 or more, or (D) aggregate payments to the Company and the Subsidiaries of $100,000 or more (other than Contracts referenced in clause (ii) of this Section 3.16(a));
          (iv) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;
          (v) any Contract (other than among consolidated Subsidiaries) evidencing or governing Indebtedness. “Indebtedness” means (A) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured, (B) obligations under conditional sale or other title retention Contracts relating to purchased property, (C) capitalized lease obligations, (D) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), (E) any obligations consolidated on the financial statements of the Company pursuant to Financial Accounting Standards Board Interpretation No. 46(R), and (F) guarantees of any of the foregoing of any other Person;

          (vi) any Contract that purports to limit the right of the Company or any of its Subsidiaries (A) to engage in any line of business, (B) to compete with any Person or operate in any location, or (C) to acquire equity securities of any Person;
          (vii) any Contract to which the Company or any of its Subsidiaries has continuing indemnification or confidentiality obligations, or potential liability under any purchase price adjustment;
          (viii) any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another Person, in each case other than in the ordinary course of business and in a manner consistent with past practice;
          (ix) other than Contracts for ordinary repair and maintenance, any Contract relating to the development or construction of, or additions or expansions to, the Properties, under which the Company or any of the Subsidiaries has, or expects to incur, an obligation;
          (x) any license, royalty or other Contract concerning Intellectual Property which is material to the Company and the Subsidiaries, taken as a whole;
          (xi) any employment Contract or other similar Contract entered into by the Company or any of its Subsidiaries, on the one hand, and (A) any director or officer of the Company, or (B) any other employee or consultant of the Company or any Company Subsidiary;
          (xii) any Contract in which the Company grants a power of attorney, agency or similar authority to another Person or entity;
          (xiii) any collective bargaining Contract;
          (xiv) any Contract with a physician, or to the Knowledge of the Company, an immediate family member of a physician (as that term is defined in 42 C.F.R. § 411.351) or any other referral source, including any Contract with a pharmacy or any other supplier of medical products to patients of any Facility;
          (xv) to the Knowledge of the Company, represents a Contract with an entity in which a referring physician (as that term is defined in 42 U.S.C. § 1395m(h)(7)) or a referring physician’s immediate family member has an ownership or investment interest;
          (xvi) any Contract concerning a third party payor, managed care or preferred provider organization contract; and
          (xvii) any Contract (other than Contracts referenced in clauses (i) through (xvi) of this Section 3.16(a)) which by its terms is likely to involve payment or receipt of consideration over the remaining term of such Contract in excess of $100,000 in the aggregate, or which is otherwise material to the business of the Company and its Subsidiaries, taken as a whole.
(the Contracts described in clauses (i) through (xvii) and those required to be identified in Sections 3.10(a), 3.12(b), and 3.25 of the Company Disclosure Schedule, in each case together with all exhibits and schedules thereto being, the “Material Contracts”).
          (b) (i) neither the Company nor any Subsidiary is and, to the Company’s Knowledge, no other party is in material breach or material violation of, or default under, any Material Contract, (ii) none of the Company or any of the Subsidiaries have received any claim of default under any Material Contract, and (iii) to the Company’s Knowledge, no event has occurred which would result in a material breach or material violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Each Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect. The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.
     SECTION 3.17 Insurance. Section 3.17 of the Company Disclosure Schedule sets forth a complete and correct list of all insurance policies owned or held by the Company and each Subsidiary, true and complete copies of which have been made available to Parent. Except as set forth in Section 3.17 of the Company Disclosure Schedule, with respect to each such insurance policy: (a) to the Knowledge of the Company, the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (b) neither the Company nor any Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (c) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; (d) no notice of cancellation or termination has been received by the Company; and (e) the policy is sufficient for compliance with all requirements of Law and of all Contracts to which the Company or the Subsidiaries are parties or otherwise bound.
     SECTION 3.18 Board Approval; State Antitakeover Statutes; Vote Required.
          (a) The Company Board, by resolutions duly adopted at a meeting duly called and held, has duly (i) approved this Agreement, (ii) determined that the Merger Consideration is fair to the Company’s stockholders, (iii) directed that this Agreement be submitted for consideration by the Company’s stockholders at the Special Meeting, and (iv) except as permitted by Section 6.10, recommended that the stockholders of the Company adopt this Agreement (collectively, the “Company Board Recommendation”).
          (b) Each of the Company, the Company Board and the Special Committee has taken all actions necessary to ensure that no “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States applicable to the Company shall be applicable to this Agreement, the Merger or the other Transactions contemplated by the Agreement.

          (c) The Requisite Stockholder Vote is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to approve this Agreement, the Merger and the other Transactions contemplated by this Agreement.
     SECTION 3.19 Interested Party Transactions. Except as disclosed in Section 3.19 of the Company Disclosure Schedule, no director, executive officer or “associate” (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) of the Company or any of its Subsidiaries owns any direct or indirect interest of any kind in, or is a director, officer, employee, partner, Affiliate or associate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any Person or entity which is (i) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company or any of its Subsidiaries, (ii) participating in any material transaction to which the Company or any of its Subsidiaries is a party, or (iii) otherwise a party to any Material Contract with the Company or any of its Subsidiaries, other than with respect to at-will employment arrangements, written employment arrangements or Plans.
     SECTION 3.20 Corrupt Gifts and Payments. None of the Company, any Subsidiary, or to the Company’s Knowledge any director, officer, employee or other Person acting on behalf of the Company or any Subsidiary, has, in connection with the Business (i) used any Company or Subsidiary funds for any unlawful contribution, gift, or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any governmental official or employee from any Company or Subsidiary funds, or (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.
     SECTION 3.21 Opinion of Financial Advisor. The Special Committee has received the written opinion of Harris Williams & Co. to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the Company’s stockholders. An executed true and correct copy of such opinion has been delivered to Parent.
     SECTION 3.22 Brokers. No broker, finder or investment banker (other than Harris Williams & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a complete and correct copy of any Contract between the Company and Harris Williams & Co. pursuant to which Harris Williams & Co. is entitled to any payment from the Company relating to the Transactions.
     SECTION 3.23 Customers and Suppliers. Section 3.23 of the Company Disclosure Schedule sets forth a list of names and addresses of the eight largest customers and the ten largest suppliers (measured in each case by dollar volume of purchases or sales during the nine months ended June 30, 2009) of the Company and the dollar amount of purchase or sales which each such customer or supplier represented during each of the year ended September 30, 2008 and the period October 1, 2008 through June 30, 2009. Except as set forth in Section 3.23 of the Company Disclosure Schedule, there exists no actual or, to the Company’s Knowledge, threatened termination, cancellation or limitation of, or any adverse modification or change in, the business relationship of the Company (a) with any customer or group of customers or suppliers listed in Section 3.23 of the Company Disclosure Schedule, or whose purchases individually or in the aggregate are material to the Company or the operation of the Business, or

(b) with any supplier or group of suppliers listed in 3.23 of the Company Disclosure Schedule, or whose sales individually or in the aggregate are material to the Company or the operation of the Business.
     SECTION 3.24 Bank Accounts; Powers of Attorney. Section 3.24 of the Company Disclosure Schedule sets forth a complete and correct list of all bank accounts and safe deposit boxes of the Company and Persons authorized to sign or otherwise act with respect thereto as of the date hereof and a complete and correct list of all Persons holding a general or special power of attorney granted by the Company and a complete and correct copy thereof.
     SECTION 3.25 Federal Health Care Programs and Third Party Payor Participation. Only to the extent applicable to the Company and the Business:
          (a) The Company participates in the federal health care programs (the “Programs”) listed in Section 3.25(a) of the Company Disclosure Schedule. A list of the Company’s existing Program provider Contracts, including Medicare, Medicaid TRICARE, and CHAMPUS provider and supplier Contracts, pertaining to the Business of the Company or, if such Contracts do not exist, other documentation evidencing such participation (collectively, the “Program Agreements”) is set forth in Section 3.25(a) of the Company Disclosure Schedule, current, correct and complete copies of which have been provided to Parent.
          (b) Section 3.25(b) of the Company Disclosure Schedule set forth a list of all third party payors (each a “Third Party Payor”) pertaining to the Business and identifies (i) whether the Company has a Contract with such Third Party Payor (the “Contracted Third Party Payors”) or whether the Company submits claims for reimbursement to such Third Party Payors pertaining to the Business but does not have a Contract therewith (the “Non-Contracted Third Party Payors”) and (ii) the title and date of the Contract, together with any amendments and the parties thereto (the “Third Party Payor Contracts”), true and correct copies of which have been provided to Parent.
          (c) The Company is, in all material respects, in compliance with all Laws and policies respecting each Program and Program Agreement, each Contracted and Non-Contracted Third Party Payor and each Third Party Payor Contract, including all certification, credentialing, billing, reimbursement and documentation requirements.
          (d) The Company has timely filed all material notices, applications, and reports required in connection their participation in the Programs, as applicable, all of which are accurate and complete.
          (e) No action has been taken or, to the Company’s Knowledge, threatened by any Governmental Authority, either to revoke, withdraw, suspend, or not renew any Program Agreements or to terminate or decertify or otherwise adversely affect any participation of the Company in any Program or other “Federal Health Care Program” (as that term is defined in 42 U.S.C. § 1320a-7b(f)) in which it participates (including, but not limited to Medicare, Medicaid, TRICARE, and CHAMPUS), including, but not limited to, the imposition or threatened imposition of payment suspensions and pre-payment reviews. To the Company’s Knowledge, no Third Party Payor or Governmental Authority has threatened revocation, suspension, payment suspension, pre-payment review, termination, probation or non-renewal affecting any Third Party Payor Contract or relationship with any Contracted or Non-Contracted Third Party Payor.
          (f) The Company has not received any written or verbal notice that the Company is currently the subject of any investigation, inquiry or proceeding by any Third Party Payor or Governmental Authority (or any Governmental Authority’s designated agent or contractor), including financial and fiscal intermediaries and their contractors, and no written notice of any violation, asserted deficiency, or other irregularity has been received by the Company from any Third Party Payor or Governmental Authority (or any Governmental Authority’s designated agent or contractor) that would directly or indirectly, or with the passage of time:
          (i) materially affect the Company’s ability to treat patients, furnish, claim, bill and receive reimbursement relative to health care products or services rendered to patients or health care professionals, providers or suppliers, or
          (ii) result in the imposition of any material fine, sanction, or lower reimbursement rate for items or services furnished by the Company.
          (g) There are no current or, to the Company’s Knowledge, pending or threatened Medicaid, Medicare or other Third Party Payor reimbursement audits, appeals, or overpayment determinations relating to the Company.
          (h) There are no current or, to the Company’s Knowledge, pending or threatened material payment or reimbursement withholds, payment recoupment, off-sets, or payment suspensions relative to the Company.
          (i) Notwithstanding the foregoing, the representations and warranties contained in this Section 3.25 do not apply to benefit plans and related matters, labor matters, Taxes, intellectual property and Environmental Laws and environmental matters.
     SECTION 3.26 Company’s Legal and Billing Compliance. Only to the extent applicable to the Company and the Business:
          (a) The Company has not engaged in any activity or contractual relationship, including the filing or submission or any claim for reimbursement, report or other documentation, in material violation of any applicable health care-related Law including, but not limited to, 42 C.F.R. § 424.22(d), the False Claims Act (31 U.S.C. Section 3729), the Health Insurance Portability and Accountability Act of 1996, Pub. L. No. 104 191,110 Stat. 1936 (1996), the Fraud and Abuse provisions of Section 1128B of the Social Security Act, the Medicare and Medicaid Patient and Program Protection Act of 1987 (42 U.S.C. Section 1320a 7b), Section 1877 of the Medicare Act (42 U.S.C. Section 1395nn) (the Stark Anti Referral amendments), or any directives, rules or regulations promulgated by the U.S. Department of Health and Human Services, or any comparable fraud and abuse rules and regulations promulgated by any other federal, state or local agency; or which results in the over utilization of health care services by patients, the improper submission of reimbursement claims, or denial of health care services to patients.

          (b) Neither the Company nor, to the Company’s Knowledge, any independent contractor or other non-employee agent of the Company acting on behalf of or for the benefit of the Company, has , directly or indirectly: (i)  paid any remuneration, in cash or in kind, to, or made any financial arrangements with, any past or present customers, past or present suppliers, contractors or Third Party Payors of the Company to obtain business or obtain payments from such Person, other than in compliance with applicable Law, or to negotiate the amount owed to the Company in the ordinary course of collecting amounts overdue; (ii) given any gift or gratuitous payment of any kind, nature or description (whether in money, property or services) to any customer or potential customer, supplier or potential supplier, contractor, Third Party Payor or any other Person; and (iii) made any contribution, payment or gift of funds or property to, or for the private use of, any governmental official, employee or agent, where the contribution, payment or gift is or was illegal under applicable Law.
          (c) Neither the Company nor, to the Company’s Knowledge, any officer or director thereof is a party to any Contract with any physician, group practice, hospital, nursing facility, home health agency, hospice or other Person or entity who is in a position to make or influence referrals to or otherwise generate business for the Company that (i) does not comply in all material respects with a safe harbor under 42 U.S.C. 1320a-7b(b) (the Fraud and Abuse Anti-Kickback statute); (ii) violates 42 U.S.C. 1395nn and 1395(q) (the Stark Law); or (iii) does not comply with or is in violation of any applicable Third Party Payor or Program reimbursement requirement.
          (d) All billing practices by the Company to all Third Party Payors, including any Federal Health Care Program, private insurance companies and self insured employers or entities, have been in material compliance with all applicable Laws and the policies of all such Third Party Payors.
          (e) Surveys, Audits and Investigations. Section 3.26(e) of the Company Disclosure Schedule sets forth: (i) a description of all material surveys performed (including the dates of such surveys, where available) by any Governmental Authority or Third Party Payor pursuant to any Company Permits, Accreditations or Company Reimbursement Approval to which the Company was a party prior to the date hereof, and any material deficiencies for which a plan of correction was required (the “Health Care Surveys”) and (ii) a list of all notices of material compliance, requests for material remedial action, return of overpayment or imposition of fines (whether ultimately paid or otherwise resolved) by any Governmental Authority or Third Party Payor or pursuant to any Company Permits, Company Accreditation or Company Reimbursement Approval prior to the date hereof (the “Health Care Audits”). The Company has prepared and submitted timely all corrective action plans required to be prepared and submitted in response to any Health Care Surveys or Health Care Audits and has implemented all of the corrective actions described in such corrective action plans. The Company does not have any (i) material uncured deficiency which would reasonably be expected to lead to the imposition of a remedy or (ii) existing accrued and/or material unpaid Indebtedness to any Governmental Authority or pursuant to any Company Reimbursement Approval, including Medicare or Medicaid.
          (f) Program Exclusion. Neither the Company nor, to the Company’s Knowledge, any of its officers, directors, or employees has been convicted of nor is under indictment for a federal or state health care program related offense or other health care related offense. Neither the Company nor, to the Company’s Knowledge, any of its officers, directors or stockholders has been debarred, excluded or suspended from participation in Medicare, Medicaid or any other federal health program or been subjected to any order or consent decree of, or criminal or civil fine or penalty imposed by, any court or governmental agency related thereto. The Company has not arranged or contracted with (by employment or otherwise) any Person that is excluded or suspended from participation in a federal health care program, for the provision of items or services for which payment may be made under such federal health care program. The Company is not a party to any corporate integrity or other agreements with any Governmental Authority which apply to or are relevant to the transactions contemplated by this Agreement. None of the officers, directors, agents or managing employees (as such term is defined in 42 U.S.C. § 1320a-5(b)) of the Company have been excluded from the Programs or any other federal health care program (as defined in 42 U.S.C. § 1320a-7b(f)), been subject to sanction pursuant to 42 U.S.C. § 1320a-7a or 1320a-8, or been convicted of a crime described at 42 U.S.C. § 1320a-7b, nor is any such exclusion, sanction or conviction, to the Company’s Knowledge, threatened or pending.
          (g) The Company is in compliance in all material respects with HIPAA, including the federal privacy regulations as contained in 45 C.F.R. Part 164 (the “Federal Privacy Regulations”), the federal security standards as contained in 45 C.F.R. Part 142 (the “Federal Security Regulations”), and the federal standards for electronic transactions contained in 45 C.F.R. Parts 160 and 162, all collectively referred to herein as “HIPAA Requirements.” The Company has not used or disclosed any Protected Health Information, as defined in 45 C.F.R. § 164.504, or Individually Identifiable Health Information, as defined in 42 U.S.C. § 1320d, other than as permitted by HIPAA requirements and the terms of this Agreement. The Company has made its internal practices, books and records relating to the use and disclosure of Protected Health Information available to the Secretary of Health and Human Services to the extent required for determining compliance with the Federal Privacy Regulations.
          (h) Each component of the Company that is a health plan, healthcare clearinghouse or healthcare provider, as such terms are defined in the Federal Privacy Regulations (collectively, the “Covered Entities”), is in material compliance with the administrative simplification section of the HIPAA, the Federal Privacy Regulations, the Federal Transaction Regulations or applicable state privacy laws.
          (i) Complete and accurate copies of each Covered Entity’s policies relating to the privacy of its patient’s Protected Health Information (as defined in the Federal Privacy Regulations) have been provided to the Buyer. An accurate copy of each Covered Entity’s privacy notice and any policy relating thereto, or the most recent draft thereof, has been furnished to Parent. An accurate and complete list of all HIPAA-related complaints filed against or with a Covered Entity is provided in Section 3.26(i) of the Company Disclosure Schedule.
          (j) Complete and accurate copies of all agreements between a Covered Entity and a Business Associate (as defined in the Federal Privacy Regulations), together with a complete and accurate summary of the terms and conditions of any oral arrangements with Business Associates, are maintained by the Company.

     SECTION 3.27 Severance/Change in Control Obligations. Section 3.27 of the Company Disclosure Schedule sets forth a true and correct schedule of all severance, change of control and other payments or other benefits due from the Company, or to which any Person shall become entitled, as a result of the consummation of the Transactions (whether alone or in connection with any subsequent event) (such payments or benefits, the “Severance/Change in Control Obligations”).
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Except as set forth in the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:
     SECTION 4.01 Corporate Organization. Each of Parent and Merger Sub is a corporation, in each case, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.
     SECTION 4.02 Certificate of Incorporation and Bylaws. Parent has heretofore furnished to the Company a complete and correct copy of the Certificate of Incorporation and Bylaws of Parent and Merger Sub, each as amended to date. Such Certificates of Incorporation and Bylaws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or bylaws.
     SECTION 4.03 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity now or hereafter in effect.
     SECTION 4.04 No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and other actions described in Section 4.04(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) except as set forth in Section 4.04(a)(iii) of the Parent Disclosure Schedule, result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected.
          (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, (ii) any filings required under the rules and regulations of the New York Stock Exchange (the “NYSE”), (iii) the filing and recordation of (A) appropriate merger documents as required by the DGCL and (B) appropriate documents with the relevant authorities of other states in which the Company or any of the Subsidiaries is qualified to do business, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Parent or Merger Sub from performing their material obligations under this Agreement.
     SECTION 4.05 Financial Capability. Parent has available to it a combination of cash and committed credit lines, subject to satisfaction of customary and reasonable funding conditions, that is sufficient to pay the Merger Consideration.
     SECTION 4.06 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the Transactions. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the officers of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the Transactions.
     SECTION 4.07 Operations of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent, has been used by Parent for the purpose of engaging in the Transactions, and has conducted its operations only as contemplated by this Agreement.

     SECTION 4.08 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
     SECTION 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, the Business of the Company and its Subsidiaries shall be conducted in the ordinary course of business and in a manner consistent with past practice, and the Company shall, and shall cause each of the Subsidiaries to, use its reasonable best efforts to preserve substantially intact the Business organization of the Company and its Subsidiaries, to preserve the assets and properties of the Company and its Subsidiaries in good repair and condition, to maintain and protect rights in material Intellectual Property used in the Business of the Company and its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with customers and suppliers, in each case in the ordinary course of business and in a manner consistent with past practice, except as may be deemed reasonable, necessary or advisable in the good faith determination of the Company’s Board. Except as expressly contemplated by any other provision of this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, the Company agrees that neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent:
          (a) amend or otherwise change its Certificate of Incorporation, Bylaws or other similar organizational documents;
          (b) issue, sell, pledge, dispose of, grant, encumber, or otherwise subject to any Lien, or authorize such issuance, sale, pledge, disposition, grant or encumbrance of or subjection to such Lien, (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Subsidiary (except for the issuance of shares issuable pursuant to employee stock options outstanding on the date of this Agreement and granted under Company Stock Option Plans as in effect on the date of this Agreement), or (ii) any properties or other assets of the Company or any Subsidiary, except assets (other than the Leased Real Property) that are not material in the ordinary course of business and in a manner consistent with past practice;
          (c) except as set forth in Section 5.01(c) of the Company Disclosure Schedule, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends or other distributions by any Subsidiary only to the Company or any direct or indirect wholly owned Subsidiary;

          (d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any capital stock of the Company or any Subsidiary;
          (e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization (or any division thereof) or any property or asset, except assets (other than the Leased Real Property) in the ordinary course of business and in a manner consistent with past practice, and other assets (other than the Leased Real Property) that do not exceed $100,000 in the aggregate; (ii) authorize, or make any commitment with respect to, any capital expenditure in excess of $100,000 in the aggregate, other than maintenance expenditures at the Leased Real Property in the ordinary course of business and consistent with past practice; (iii) acquire, enter into or extend any option to acquire, or exercise an option to acquire, real property or commence construction of, or enter into any Contract to develop or construct, other real estate projects; (iv) enter into any material new line of Business; or (v) make any material investments in Persons other than existing Subsidiaries;
          (f) (i) increase the compensation payable or to become payable or the benefits provided to its current or former directors, officers or employees, except for increases in compensation in the ordinary course of business and in a manner consistent with past practice; (ii) except as set forth on Section 5.01(f) of the Company Disclosure Schedule, grant any retention, severance or termination pay to, or enter into any employment, bonus, change of control or severance agreement with, any current or former director, officer or other employee of the Company or of any Subsidiary; (iii) establish, adopt, enter into, terminate or materially amend any Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement for the benefit of any director, officer or employee except as required by Law; (iv) loan or advance any money or other property to any current or former director, officer or employee of the Company or the Subsidiaries; or (v) grant any equity or equity based awards, provided that equity awards may be transferred in accordance with the terms of the applicable plan document or agreement;
          (g) change any of the material accounting policies, practices or procedures used by the Company and its Subsidiaries as of the date hereof, except as may be required or permitted as a result of a change in applicable Law or in United States GAAP;
          (h) make any change (or file for such change) in any method of Tax accounting;
          (i) make, change, revoke or rescind any Tax election, file any amended Tax Return, enter into any closing agreement relating to Taxes, waive or extend the statute of limitations in respect of Taxes, settle or compromise any claim or dispute relating to Taxes, surrender any right to claim for a Tax refund, or file any Tax Returns inconsistently with past practice;
          (j) pay, discharge, waive, settle or satisfy any claim, liability or obligation that is not an Action, other than the payment, discharge, waiver, settlement or satisfaction in the ordinary course of business and consistent with past practice;

          (k) waive, release, assign, settle or compromise any pending or threatened Action (i) requiring payment by the Company or any Subsidiary in excess of $25,000 individually or $100,000 in the aggregate, unless such payments are fully covered by the Company’s or such Subsidiary’s insurance policies, (ii) set forth on Section 5.01(k)(ii) of the Company Disclosure Schedule, or (iii) that is brought by any current, former or purported holder of any securities of the Company in its capacity as such and that (A) requires any payment to such security holder by the Company or any Subsidiary, or (B) adversely affects in any material respect the ability of the Company and the Subsidiaries to conduct their business in a manner consistent with past practice;
          (l) (i) enter into, materially amend or modify, or consent to the termination of (other than a termination in accordance with its terms) any Material Contract, or (ii) amend, waive, modify or consent to the termination of (other than a termination in accordance with its terms) the Company’s or any Subsidiary’s rights thereunder;
          (m) make any expenditure in connection with any advertising or marketing, other than in the ordinary course of business and in a manner consistent with past practice;
          (n) fail to maintain in full force and effect the existing insurance policies covering the Company and the Subsidiaries and their respective properties, assets and businesses;
          (o) except as set forth in Section 5.01(o) of the Company Disclosure Schedule and as required by Section 6.05 hereof, enter into, amend, modify or consent to the termination of any Contract that would be a Material Contract;
          (p) except as set forth in Section 5.01(p) of the Company Disclosure Schedule, effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988;
          (q) permit any Subsidiary to own any real property or conduct any material business other than currently owned or conducted by such Subsidiary;
          (r) initiate or consent to any material zoning reclassification of any Leased Real Property or any material change to any approved site plan, special use permit, planned unit development approval or other land use entitlement affecting any Leased Real Property;
          (s) except as required by this Agreement, repurchase, repay or incur any Indebtedness, other than Indebtedness incurred in the ordinary course of business consistent with past practice, not to exceed $100,000 in the aggregate;
          (t) amend, modify or waive any term of any outstanding security of the Company or any of its Subsidiaries, except (i) as required by this Agreement, (ii) in connection with accelerating the vesting schedules of the Company Stock Options to the extent required by the Company Stock Option Plans or the agreements pursuant to which such Company Stock Options were granted, and (iii) in connection with terminating the Company Stock Options and the Company Stock Option Plans;

          (u) enter into, or amend, any labor or collective bargaining agreement, memorandum or understanding, grievance settlement or any other agreement or commitment to or relating to any labor union, except as required by Law;
          (v) adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries other than as contemplated hereunder; or
          (w) authorize, commit or agree to do any of the foregoing.
     SECTION 5.02 Conduct of Business by Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, (a) take any action to cause its representations and warranties set forth in Article IV to be untrue in any material respect; or (b) take any action that would reasonably be likely to materially delay the consummation of the Transactions.
ARTICLE VI
ADDITIONAL AGREEMENTS
     SECTION 6.01 Access to Information; Confidentiality.
          (a) Except as otherwise prohibited by applicable Law or the terms of any Contract entered into prior to the date hereof or would be reasonably expected to violate any attorney-client privilege, from the date of this Agreement until the Effective Time, the Company shall (and shall cause the Subsidiaries to), at Parent’s expense: (i) provide to Parent and to the officers, directors, employees, accountants, consultants, legal counsel, financing sources, agents and other representatives (collectively, “Representatives”) of Parent reasonable access, during normal business hours and upon reasonable prior notice by Parent, to the officers, employees, agents, properties, offices and other facilities (including, but not limited to, the Facilities) of the Company and its Subsidiaries and to the books and records thereof, and (ii) furnish promptly to Parent such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Subsidiaries as Parent or its Representatives may reasonably request. Without limiting the foregoing, Parent and its Representatives (including its financing sources) shall have the right to conduct appraisal and environmental and engineering inspections of each of the Company’s properties, provided, however, that neither Parent nor its Representatives shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any building; and that any such inspections shall be reasonably acceptable to the Company, implemented in a manner that does not disrupt the operations of the Company or any of the Subsidiaries, paid for by Parent at Parent’s sole cost and expense and a copy of the results thereof delivered to the Company.
          (b) All information obtained by Parent or its Representatives pursuant to this Section 6.01 shall be kept confidential in accordance with the confidentiality agreement, dated July 9, 2009 (the “Confidentiality Agreement”), among The GEO Group, Inc., Parent and the Company.

          (c) Any actions taken pursuant to this Section 6.01, and/or the failure to take any actions pursuant to this Section 6.01, shall not affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.
     SECTION 6.02 Preparation of Proxy Statement; Stockholder Approval
          (a) Subject to compliance with Section 262 of the DGCL, as promptly as reasonably practicable following the date of this Agreement and unless this Agreement has been terminated pursuant to Section 8.01, (i) the Company shall call a meeting of the stockholders of the Company that own shares entitled to vote (the “Special Meeting”) to be held as soon as reasonably practicable for the purpose of obtaining the vote of a majority of the outstanding capital stock of the Company (the “Requisite Stockholder Vote”) in connection with this Agreement and the Merger, and (ii) the Company shall prepare a proxy statement, letter to the stockholders of the Company, notice of meeting and form of proxy that will be provided to the stockholders of the Company in connection with the solicitation of proxies for use at the Special Meeting (collectively, as amended or supplemented, the “Proxy Statement”). With respect to the Special Meeting, except as permitted by Section 6.10, (1) the Proxy Statement shall include the recommendation of the Company Board of this Agreement and the transactions contemplated hereby, including the Merger, and (2) the Company shall use its commercially reasonable efforts to obtain from its stockholders the Requisite Stockholder Vote in favor of the adoption of this Agreement and the consummation of the transactions contemplated hereby, including the Merger.
          (b) As promptly as reasonably practicable following the date of this Agreement and unless this Agreement has been terminated pursuant to Section 8.01, the Company shall deliver to its stockholders the Proxy Statement. Parent shall furnish all information concerning itself and Merger Sub as the Company may reasonably request in connection with the preparation of the Proxy Statement.
     SECTION 6.03 Indemnification and Insurance.
          (a) Parent and Merger Sub agree that all rights to indemnification, exculpation and advancement of expenses existing in favor of the current or former directors, officers, employees and agents of the Company or any of its Subsidiaries (each such Person, an “Indemnified Person”) as provided in the Certificate of Incorporation, Bylaws, or the articles of organization, bylaws or similar constituent documents of any Subsidiary of the Company, or in any indemnification Contract or arrangement as in effect as of the date of this Agreement with respect to matters occurring prior to or at the Effective Time shall survive the Merger and shall continue in full force and effect without modification or amendment from and after the Effective Time until the date that is at least six (6) years after the Effective Time.
          (b) Nothing in this Agreement shall limit the Company’s right to obtain, prior to the Effective Time, a six-year extended reporting period endorsement with respect to the current policies of the directors’ and officers’ liability insurance maintained by the Company (a “D&O Tail Policy”). In the event that the Company obtains a D&O Tail Policy, the Parent agrees to cause the Company following the Closing to make commercially reasonable efforts to maintain such D&O Tail Policy in full force and effect for its full term. All premiums paid by the Company with respect to such D&O Tail Policy shall constitute “Expenses” and be included as a current liability in the calculation of the Company’s Working Capital.
          (c) This Section 6.03 shall survive the consummation of the Merger and continue in full force and effect and is intended to benefit, and shall be enforceable as third party beneficiaries by each Indemnified Person (notwithstanding that such Persons are not parties to this Agreement) and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise.
          (d) In the event that the Surviving Corporation, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent or the properties and assets thereof, as the case may be, shall expressly assume and succeed to the obligations set forth in this Section 6.03.
     SECTION 6.04 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non occurrence, of which could reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, in the case of representations or warranties not qualified by any “material” or “Company Material Adverse Effect” qualifier, or in any respect, in the case of representations or warranties qualified by the “material” or “Company Material Adverse Effect” qualifier, and (b) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. In addition, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of any notice or other communication (i) from any Person and the response thereto of the Company or the Subsidiaries or Parent, as the case may be, or its or their Representatives alleging that the consent of such Person is or may be required in connection with this Agreement or the Transactions, and (ii) from any Governmental Authority and the response thereto of the Company or the Subsidiaries or Parent, as the case may be, or its or their Representatives in connection with this Agreement or the Transactions.
     SECTION 6.05 Further Action; Reasonable Best Efforts.
          (a) Except as otherwise required by Section 6.10, on the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, and (ii) obtain from Governmental Authorities and third parties any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective subsidiaries in connection with the authorization, execution and delivery of this Agreement.

          (b) Subject to appropriate confidentiality protections set forth in the Confidentiality Agreement, each of Parent and the Company shall have the right to review and approve in advance drafts of all applications, notices, petitions, filings and other documents made or prepared in connection with the items described in clause (a) above, which approval shall not be unreasonably withheld or delayed, shall cooperate with each other in connection with the making of all such filings, shall furnish to the other party such necessary information and assistance as such other party may reasonably request with respect to the foregoing and shall provide the other party with copies of all filings made by such party with any applicable Government Authority, and, upon request, any other information supplied by such party to a Governmental Authority in connection with this Agreement and the Transactions.
          (c) Merger Sub, the Company, and Parent shall use their respective reasonable best efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Transactions, (ii) disclosed in the Company Disclosure Schedule or (iii) required to prevent a Company Material Adverse Effect from occurring prior to the Effective Time. In the event that the Company shall fail to obtain any third party consent described above, the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and Parent and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. In addition, at the request of Parent, the Company shall use its reasonable best efforts to assist Parent in obtaining (A) any estoppel certificates from any ground lessor under the ground leases underlying the Leased Properties, and (B) customary “comfort” letters from any franchisors or licensors under any franchise or license agreements to which the Company or any Subsidiary is a party.
          (d) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to the Merger or any other Transaction, (i) without the prior written consent of Parent which shall not be unreasonably withheld, none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person and (ii) none of the Company, Parent, Merger Sub or their respective Affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any liability or other obligation.
          (e) Each of the Company and its Subsidiaries will, and will cause each of its Representatives to, use its commercially reasonable efforts, subject to applicable Laws, to cooperate with and assist Parent and Merger Sub in connection with planning the integration of the Company and its Subsidiaries and their respective employees with the business operations of Parent and its Subsidiaries.
     SECTION 6.06 Obligations of Parent and Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

     SECTION 6.07 Public Announcements. Parent may issue press releases and otherwise make public statements and announcements relating to this Agreement and the Transactions. The Company and Maxor National Pharmacy Services Corporation, a Texas corporation (“Maxor”) may issue press releases and otherwise make public statements and announcements relating to this Agreement and the Transactions with the prior written consent of Parent, which consent shall not be unreasonably withheld.
     SECTION 6.08 Resignations. At or prior to Closing, Company shall obtain and deliver to Parent evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of the directors of the Company or any Subsidiary.
     SECTION 6.09 Tax Matters.
          (a) Post-Closing Tax Return Filings.
          (i) Parent shall prepare and timely file (or cause to be prepared and timely filed) with the appropriate Tax authorities all Tax Returns required to be filed by the Company, the Surviving Corporation and their Subsidiaries (collectively for purposes of this Section 6.09, the “Companies”) with respect to any taxable period beginning before the Closing Date that are due after the Closing Date (each a “Parent Prepared Return”). Each such Tax Return shall be prepared in a manner consistent with the prior practice of the Companies unless otherwise required by applicable Tax laws.
          (ii) If a Parent Prepared Return reports a Tax liability that would reasonably be expected to result in an indemnity obligation of the Company Stockholders under this Agreement, the Parent shall provide the Stockholders’ Representative with a copy of such Parent Prepared Return for review and comment at least 30 days prior to the filing of such Tax Return (or, if required to be filed within 30 days after the Closing or the end of the taxable period to which such return relates, as soon as reasonably possible following the Closing or the end of such taxable period, as the case may be), accompanied by a statement (an “Indemnified Tax Statement”) setting forth and calculating in reasonable detail the Taxes that are shown as due on such Tax Return and claimed to be indemnifiable pursuant to Article IX.
          (iii) If the Stockholders’ Representative disagrees with the manner of preparation of a Parent Prepared Return or the amount of indemnified Taxes calculated in any Indemnified Tax Statement, within 15 days of the receipt of such Parent Prepared Return or any Indemnified Tax Statement, the Stockholders’ Representative shall provide to Parent a notice of such dispute (a “Tax Statement Dispute”). Parent and the Stockholders’ Representative shall attempt to resolve their disagreement with respect to any Parent Prepared Return and any Indemnified Tax Statement. If the Stockholders’ Representative and the Parent cannot reach complete agreement within 15 days after receipt of a notice of Tax Statement Dispute, the dispute shall be submitted to a neutral arbitrator mutually agreeable to Stockholders’ Representative and Parent. All fees and expenses relating to the work, if any, performed by the arbitrator will be borne equally by Parent and the Stockholders’ Representative.

          (iv) Parent shall timely file any Parent Prepared Return. If the content of such Parent Prepared Return has not been agreed to by the parties prior to the due date of the Parent Prepared Return (including applicable extensions), Parent shall have the right to file such Parent Prepared Return without making any changes in response to the objections of the Stockholders’ Representative and without regard to any determination made by an arbitrator, and the amount of Taxes that is ultimately mutually agreed to by the parties or determined by the arbitrator to have been required to be shown as due on such Parent Prepared Return, as the case may be, shall be treated as the actual Tax liability for the taxable period covered by such Parent Prepared Return for purposes of Article IX, notwithstanding the fact that the Parent Prepared Return filed by Parent reflects a different amount.
          (b) Notwithstanding anything to the contrary in this Agreement, during the two year period following the Closing Date and provided there is remaining Escrow Funds, neither Parent, the Company, the Surviving Corporation or their subsidiaries may file any Tax Return with respect to a Pre-Closing Tax Period (as defined herein), including (without limitation) an amended Tax Return, without the prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld or delayed.
          (c) To the extent that any determination of Tax liability, whether as the result of an audit or examination, a claim for refund, the filing of an amended Tax Return or otherwise, results in a determination of an overpayment of Taxes and such overpayment had previously resulted in an indemnity payment by the Company Stockholders under Article IX, Parent shall promptly pay to the Escrow Agent (if such payment is to be made prior to the Survival Date) or the Stockholders’ Representative (if such payment is to be made after the Survival Date) an amount equal to the amount of indemnity payment made by the Company Stockholders under Article IX by reason of the overpayment of Tax (or, if less, the amount of such determined overpayment). Such payment shall be made by Parent promptly after receipt of the overpayment by (or crediting for the benefit of) Parent or its affiliates.
          (d) Any party who receives, or whose affiliate receives, any notice of a pending or threatened Tax audit, assessment, or adjustment against or with respect to any of the Companies which may give rise to a right to indemnification from the Company Stockholders pursuant to Article IX hereof (each, a “Tax Contest”) shall promptly notify the Stockholders’ Representative within fifteen business days of the receipt of such notice.
          (e) The Stockholders’ Representative and the Parent shall cooperate, and cause their representatives and affiliates to cooperate, as and to the extent reasonably requested by the other in connection with the preparation and filing of Tax Returns and any Tax Contest. Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Returns or Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent agrees to retain all books and records (to the extent in Parent’s possession or control) relevant to Taxes of the Companies (including Tax Returns) relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations for assessment of Taxes for such respective taxable period.

     SECTION 6.10 No Solicitation.
          (a) From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement pursuant to Section 8.01, the Company shall not, and shall cause its Subsidiaries, and shall take commercially reasonable steps to cause its Representatives not to, directly or indirectly: (i) initiate or knowingly solicit the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations or (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach its obligations hereunder or propose or agree to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries to, immediately cease and take commercially reasonable efforts to cause its Representatives to terminate any solicitation, knowing encouragement, discussion or negotiation with any Persons conducted by the Company or its Subsidiaries or any of their Representatives prior to the date of this Agreement with respect to any Acquisition Proposal.
          (b) Notwithstanding anything to the contrary contained in Section 6.10(a), if at any time following the date of this Agreement and prior to the earlier of the adoption of this Agreement upon obtaining the Requisite Stockholder Vote and the date that is 45 days after the date of this Agreement (the “Fiduciary Out Period”) (i) the Company has received an Acquisition Proposal from any Person or “group” (as determined under Section 13(d)(3) of the Exchange Act) that the Company Board believes in good faith to be bona fide, and (ii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that (A) such Acquisition Proposal constitutes or may reasonably be expected to result in a Superior Proposal, and (B) such action is required in order to comply with its fiduciary duties to the stockholders of the Company, then the Company may (x) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group making such Acquisition Proposal and (y) participate in discussions or negotiations with the Person or group making such Acquisition Proposal regarding such Acquisition Proposal; provided that the Company will not, and will not allow its Subsidiaries or their respective Representatives to, disclose any non-public information to such Person or group without first entering or having entered into a confidentiality agreement that contains confidentiality provisions that are in the good faith judgment of the Company Board no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.
          (c) From and after the date of this Agreement, the Company shall promptly (within 48 hours of, or the next Business Day immediately following, if later) notify Parent in the event that any of the Company, its Subsidiaries or their respective Representatives receives and determines to respond affirmatively to any Acquisition Proposal or written indication by any Person or group that it is considering making an Acquisition Proposal. The Company shall keep Parent reasonably informed (orally and in writing) on a current basis of the occurrence of any material changes or developments of the status of any such Acquisition Proposal or written indication (including the material terms and conditions thereof and of any material modification thereto), and any material developments (the Company agreeing that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent).
          (d) Notwithstanding anything to the contrary contained in Section 6.10(a), the Company Board may, at any time during the Fiduciary Out Period, (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation (a “Change of Board Recommendation”), or (ii) approve, endorse or recommend, or cause the Company to terminate this Agreement and enter into a letter of intent or similar agreement in principle or any definitive agreement contemplating or otherwise relating to, an unsolicited Superior Proposal (a “Superior Proposal Endorsement”) if, but only if, (A) in each case the Company Board concludes in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary obligations under applicable Law and (B) in the case of any Superior Proposal, the Company has given Parent five (5) Business Days prior written notice that the Company Board intends to make a Superior Proposal Endorsement, and Parent has not made, during such five (5) Business Day period, an offer that the Company Board, in its good faith judgment, after consultation with its outside counsel and financial advisors, determines is at least as favorable to the Company’s stockholders as the Superior Proposal. The Company may, if it receives an Acquisition Proposal after the date of this Agreement, delay the mailing of the Proxy Statement and/or the holding of the Special Meeting, in each case to provide a reasonable opportunity for the Company Board to consider such Acquisition Proposal and to determine the effect, if any, on the Company Board Recommendation, in accordance with the provisions of this Section 6.10.
          (e) Nothing contained in this Agreement shall prohibit the Company Board from disclosing the fact that the Company Board has received an Acquisition Proposal and the terms of such proposal, if the Company Board determines, after consultation with its outside legal counsel, that (i) failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law or (ii) the Company is otherwise required to make such disclosure.
          (f) For purposes of this Agreement, (i) “Acquisition Proposal” means any bona fide offer or proposal, or any indication of interest in making a bona fide offer or proposal, made by a Person or group at any time which is structured to permit such Person or group to acquire, in one transaction or a series of transactions, beneficial ownership of at least 20% of the assets of, equity interest in, or businesses of, the Company and its Subsidiaries, taken as a whole, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, in each case other than the Merger and (ii) “Superior Proposal” means any Acquisition Proposal (except the references therein to “at least 20%” shall be replaced by “more than 50%” of the equity interests in the Company or all or substantially all of the business or assets of the Company) made in writing that the Company Board has determined in its good faith judgment (after consultation with its financial advisors and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof) is more favorable to the Company’s stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement.

ARTICLE VII
CONDITIONS TO THE MERGER
     SECTION 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:
          (a) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.
     SECTION 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:
          (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be accurate in all material respects, without giving effect to any “materiality” or “Company Material Adverse Effect” qualifier set forth in such representations and warranties as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time or, to the extent representations and warranties speak as of an earlier date, as of such earlier date.
          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
          (c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an officer of the Company and certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).
          (d) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date hereof.
          (e) Consents. All consents, approvals or authorizations from the third parties set forth on Section 7.02(e) of the Company Disclosure Schedule shall have been obtained.
          (f) Real Property. Parent shall have received either (i) a statement by the Company, meeting the requirements of Treasury Regulation Section 1.1445-2(c)(3) certifying that the Company is not, and has not been during the time period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation as defined in Section 897(c)(2) of the Code or, if such statement cannot be provided, (ii) a certification of non- foreign status from each shareholder of the Company, which certification meets the requirements of Treasury Regulation Section 1.1445-2(b)(2).

          (g) Restrictive Covenants Agreement. Maxor shall have executed the Restrictive Covenants Agreement in substantially the form attached hereto as Exhibit A.
          (h) Title Insurance Affidavits. The Company shall have delivered to Parent and the title company (if any) selected by Parent, such affidavits, certifications, evidence of authority, indemnities and other instruments as such title company shall require in order to issue any leasehold title insurance policy or leasehold mortgage title insurance policy required by Parent.
          (i) Estoppel Certificates. The Company shall have delivered to Parent, an estoppel certificate in the form set forth in Exhibit B (or such other form as approved by Parent) duly and properly executed by each landlord under the Real Property Leases.
          (j) Payoff of Company Indebtedness and Termination of Liens. Prior to Closing, the Company shall have delivered to Parent a payoff letter from each holder of Indebtedness of the Company providing that, upon the payment of the amounts specified therein (including any applicable per diem amounts), all Liens securing such Indebtedness are thereby released and authorizing the Company or its designees to file UCC-3 termination statements or take such other action necessary to evidence the termination of such Liens. At the Closing, Parent, on behalf of the Company, shall pay to the holders of Indebtedness of the Company the payoff amounts (calculated for payment on the Closing Date) specified in the payoff letters and such amounts paid by Parent shall reduce the Merger Consideration payable to the Company Stockholders in accordance with Section 2.01(a).
          (k) Termination of Construction Arrangements. At or prior to Closing, the Company Board shall (i) duly adopt resolutions to terminate any arrangements between the Company and Bill Harbert Construction Company or any Affiliate, and deliver to Parent a copy of the resolutions so adopted and (ii) cause Bill Harbert Construction Company to acknowledge the effective termination of all such arrangements.
     SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:
          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all material respects, without giving effect to any “materiality” qualifier set forth in such representations and warranties, as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time or, to the extent representations and warranties speak as of an earlier date, as of such earlier date.
          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
          (c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

          (d) Consents. All consents, approvals or authorizations from the third parties set forth on Section 7.03(d) of the Company Disclosure Schedule shall have been obtained.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
     SECTION 8.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding any requisite adoption of this Agreement by the stockholders of the Company, as follows (the date of any such termination, the “Termination Date”):
          (a) by mutual written consent of Parent and the Company;
          (b) by either Parent or the Company if the Effective Time shall not have occurred on or before December 31, 2009; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;
          (c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) or taken any other action (including the failure to have taken an action) which has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;
          (d) by Parent:
          (i) if neither Parent nor Merger Sub is in material breach of its obligations under this Agreement, and if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or if any such representation or warranty shall have become untrue or inaccurate, such that (A) the conditions set forth in Sections 7.02(a) or 7.02(b) (as the case may be) would not be capable of being satisfied, and (B) such breach or inaccuracy is not capable of being cured or, if reasonably capable of being cured, has not been cured within 30 days after notice to the Company;
          (ii) if there shall have been an intentional breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Sections 7.02(a) or 7.02(b) (as the case may be) would not be capable of being satisfied;
          (iii) if a Change of Board Recommendation or a Superior Proposal Endorsement shall have occurred; or

          (iv) if Maxor fails to deliver to Parent, prior to 11:59 p.m., Central Standard Time, on September 4, 2009, written voting commitments, in form and substance acceptable to Parent, sufficient to obtain the Requisite Stockholder Vote.
          (e) by the Company:
          (i) if the Company is not in material breach of its obligations under this Agreement, and if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, or if any such representation or warranty shall have become untrue or inaccurate, such that (A) the conditions set forth in Sections 7.03(a) or 7.03(b) (as the case may be) would not be capable of being satisfied, and (B) such breach or inaccuracy is not capable of being cured or, if reasonably capable of being cured, has not been cured within 30 days after notice to Parent;
          (ii) if there shall have been an intentional breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Sections 7.03(a) or 7.03(b) (as the case may be) would not be capable of being satisfied; or
          (iii) if a Change of Board Recommendation or a Superior Proposal Endorsement shall have occurred.
     SECTION 8.02 Effect of Termination. Except as otherwise provided in Section 8.02, Section 8.03 and Article X (which shall survive any termination of this Agreement), in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except that the obligations contained in Section 6.01 with respect to confidentiality and in Section 6.07 with respect to public announcements shall survive.
     SECTION 8.03 Fees and Expenses.
          (a) Except as otherwise set forth in this Section 8.03, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated. “Expenses”, as used in this Agreement, shall include all reasonable out of pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of stockholder approvals and all other matters related to the closing of the Merger and the other Transactions.
          (b) The Company agrees that if this Agreement shall be terminated by Parent pursuant to Section 8.01(d)(ii) or Section 8.01(d)(iii) or by the Company pursuant to Section 8.01(e)(iii), then the Company shall pay Parent the Termination Fee and the Termination Expenses.

          (c) Parent agrees that if this Agreement shall be terminated by the Company pursuant to Section 8.01(e)(ii), then Parent shall pay Company the Termination Fee and the Termination Expenses.
          (d) Any Termination Fee payable pursuant to Section 8.03(b) or (c) shall be paid in immediately available funds concurrently with and as a condition to the effectiveness of the termination of this Agreement giving rise to such payment obligation. The Termination Expenses shall be paid to the Company or Parent, as applicable, in immediately available funds within two business days after receipt by the party required to make such payment of reasonable documentation with respect to such Termination Expenses.
          (e) For purposes of this Agreement, “Termination Fee” means an amount equal to $1,000,000 and “Termination Expenses” means an amount not to exceed $400,000 equal to the reasonably documented Expenses of Parent and Merger Sub or the Company, as applicable.
          (f) Each of the Company and Parent acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement. In the event that either the Company or Parent shall fail to pay the Termination Fee or Termination Expenses when due, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.03.
     SECTION 8.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time provided such amendment is in compliance with Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
     SECTION 8.05 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
ARTICLE IX
INDEMNIFICATION
     SECTION 9.01 Survival. Except as provided in Article VIII, each covenant or agreement in this Agreement shall survive the Closing without limitation as to time until fully performed in accordance with its terms, and each representation and warranty in this Agreement shall survive the Closing until the second (2nd) anniversary of the Closing Date (the “Survival Date”). Notice of any claim for indemnification under Section 9.02(a)(i) through Section 9.02(a)(v) or

Section 9.04(a) must be given to the party against whom indemnification is sought prior to the expiration of the Survival Date. Notice of any claim for indemnification under Section 9.02(a)(vi) must be given to the party against whom indemnification is sought on or prior to January 2, 2015 (the “Option Survival Date”).
     SECTION 9.02 Indemnification by the Company Stockholders.
          (a) From and after the Closing, the holders of Participating Options and Persons who were stockholders of the Company immediately prior to the Effective Time (collectively, the “Company Stockholders”) agree (solely through the application of the Escrow Funds and the Escrow Agreement and not in their individual capacities) to indemnify fully, hold harmless, protect and defend, any of Parent, Merger Sub, their respective Affiliates and the respective directors, officers, agents and employees, successors and assigns of the foregoing (collectively, the “Parent Group Members” from and against):
          (i) any and all (A) losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges and (B) expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder, including court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals (collectively, “Losses”) incurred by any of them arising out of, relating to, or based upon any inaccuracy in, or breach of, any (1) representations or warranties of the Company contained in or incorporated into this Agreement or (2) schedules, certificates, instruments or other documents delivered by the Company pursuant hereto;
          (ii) any and all Losses incurred by any of them arising out of, relating to, or based upon any failure to perform, or other breach of, any of the covenants or agreements of the Company contained in or incorporated into this Agreement;
          (iii) any and all Losses relating to or arising from (A) Taxes (or the non-payment thereof) of the Company and the Subsidiaries (other than Taxes included in the calculation of Actual Working Capital and Taxes arising from actions taken by or at the direction of Parent, and without the consent of Stockholders’ Representative, on or after the Closing Date) for all periods ending on or before the Closing date and the portion through the end of the Closing date for any Taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”) (in the case of any taxable year that begins prior to and ends after the Closing Date (a “Straddle Period”), the Taxes that are attributable to the Pre-Closing Tax Period shall be determined by assuming that the Company (or the Subsidiary, as applicable) had a taxable year that ended on the Closing Date and by closing the books of the Company (or Subsidiary, as applicable) on the Closing Date, except that Taxes imposed on a periodic basis (e.g., property or ad valorem Taxes) shall be determined by apportioning an equal portion of such Tax for the entire Straddle Period to each day in such Straddle Period and deductions for depreciation or amortization, and any exemptions or allowances provided for under the Code that are a fixed dollar amount, or that are calculated or provided for on an annual basis, shall be apportioned on a time basis by assuming that an equal portion of such exemptions or allowances for the entire Straddle Period is allocable to each day in such Straddle Period), (B) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any Subsidiary (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, or (C) Taxes of any person (other than the Company or any Subsidiary) imposed on the Company or any Subsidiary as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing;
          (iv) any amount by which the cash of the Company as of the Closing is less than the amount of cash reflected on the Statement of Cash;
          (v) any and all Losses related to the exercise by the State of South Carolina of its buyout rights pursuant to the Lease, to the extent that any person who was an officer or director of the Company for the six (6) month period immediately prior to the Closing, directly or indirectly, owns, manages, operates, controls or finances (or participates in the ownership, management, operation, control or financing of), or, directly or indirectly, has an equity or other economic interest in, or, directly or indirectly, serves or provides services as a director, officer, employee, consultant, or independent contractor of, or advisor to, any Person that replaces the Company as the tenant/lessee under the Lease;
          (vi) any and all Losses relating to (A) claims brought by the holders of Company Stock Options under Section 2.05, (B) claims brought by Company Stockholders related to the Share Distribution Schedule, or (C) any inaccuracy in Annex A or Section 3.03(a) (such Losses shall include, without limitation, any dilution suffered by Parent as a result of the exercise of any Company Stock Options in light of the then fair market value of the Surviving Corporation);
          (vii) any and all Losses relating to (A) payments (calculated on a per share basis) made in respect of any Dissenting Shares in excess of the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, or (B) costs and expenses incurred by Parent and/or the Surviving Corporation related to any appraisal proceedings brought in connection with the Merger;
          (viii) any and all Losses related to claims asserted against the Company by Persons who were officers of the Company or members of the Company Board or Special Committee prior to the Closing;
          (ix) any and all Losses relating to Severance/Change in Control Obligations (to the extent not taken into account in reducing the Merger Consideration), including the calculation and/or payment thereof; and/or
          (x) any and all Losses relating to the matters listed in Section 3.09 of the Company Disclosure Schedule.

The right of any Parent Group Member to be indemnified hereunder shall not be limited or affected by any investigation conducted or notice or Knowledge obtained by or on behalf of any such Parent Group Member.
          (b) No indemnification under Section 9.02(a)(i) or Section 9.02(a)(x) shall be due unless (i) the amount of any Losses arising from a single claim (or series of related claims) exceeds $50,000 (the “Individual Occurrence Indemnification Threshold” and (ii) the aggregate amount of Losses (aggregating all indemnifiable matters under such Section) due exceeds $250,000 (the “Indemnification Threshold”) and thereafter indemnity shall become due only for the amount of Losses in excess of the Indemnification Threshold (i.e., the Indemnification Threshold operates as a deductible). However, the Indemnification Threshold will not apply to any willful or intentional breach of the Company’s representations and warranties.
          (c) From and after the Closing, the maximum amount of Losses for which the Parent Group Members shall be entitled to be indemnified under this Agreement, shall be the balance of the Escrow Funds at any such time, as the same may be reduced from time to time, pursuant to the provisions of Section 2.02(a) (the “Indemnification Cap”).
     SECTION 9.03 Pre-Closing Indemnification by the Company and Parent. Prior to the Closing, (a) any Parent Group Member shall have the right to proceed against the Company solely for any intentional breach of its representations, warranties or any breach of covenants in the same manner and to the same extent as any Parent Group Member following the Closing may proceed against the Company Stockholders pursuant to Section 9.02 and (b) the Company agrees to indemnify any Parent Group Member in the same manner and to the same extent as the Company Stockholders following the Closing are required to indemnify Parent Group Members pursuant to Section 9.02. Prior to the Closing, (i) any Company Stockholder Group Member shall have the right to proceed against Parent solely for any intentional breach of its representations, warranties or any breach of covenants in the same manner and to the same extent as any Company Stockholder Group Member following the Closing may proceed against Parent pursuant to Section 9.04 and (ii) Parent agrees to indemnify any Company Stockholder Group Member in the same manner and to the same extent as Parent following the Closing is required to indemnify Company Stockholder Members pursuant to Section 9.04. Notwithstanding anything to the contrary set forth herein, for purposes of this Section 9.03, all representations, warranties, covenants and agreements made by the Company pursuant to this Agreement shall expire at the Closing and no party may assert a claim against the Company or Parent after the Closing the basis of which alleges the breach or inaccuracy of representations, warranties, covenants and agreements made by the Company pursuant to this Agreement. Notwithstanding the foregoing, in the event that the Transactions have not closed, the maximum amount of all Losses for which the Parent Group Members, on the one hand, or the Company Stockholder Group Members on the other, shall be entitled to be indemnified under this Section 9.03 shall be the amount of the Termination Fee; provided, however, that if the Termination Fee has been paid pursuant to Section 8.03, then the Company Stockholders, on the one hand, or Parent on the other, shall have no further obligation under this Section 9.03.

     SECTION 9.04 Indemnification by Parent.
          (a) From and after the Closing, Parent agrees to indemnify fully, hold harmless, protect and defend the Company Stockholders, their respective Affiliates and their respective directors, officers, agents and employees, successors and assigns (collectively, the “Company Stockholder Group Members” from and against):
          (i) any and all Losses incurred by any of them arising out of, relating to, or based upon any inaccuracy in, or breach of, any of the representations or warranties of Parent;
          (ii) any and all Losses incurred by any of them arising out of, relating to, or based on any failure to perform, or other breach of, any of the covenants or agreements of Parent, in either case contained in or incorporated into this Agreement; and
          (iii) any and all Losses relating to or arising from Taxes (or the non-payment thereof) of the Company and the Subsidiaries for all periods from and after the Effective Time.
The right of the Company Group Members to be indemnified hereunder shall not be limited or affected by any investigation conducted or notice or Knowledge obtained by or on behalf of any such Persons.
          (b) No indemnification under Section 9.04(a)(i) shall be due unless (i) the amount of any Losses arising from a single claim (or series of related claims) exceeds the Individual Occurrence Indemnification Threshold; and (ii) the aggregate amount of Losses (aggregating all indemnifiable matters under such Section) due exceeds the Indemnification Threshold, in which case indemnity shall become due only for the amount of Losses in excess of the Indemnification Threshold. However, the Indemnification Threshold will not apply to any willful or intentional breach of Parent’s representations and warranties.
          (c) The maximum amount of Losses for which the Company Stockholder Group Members shall be entitled to be indemnified under this Agreement shall be the Indemnification Cap.
     SECTION 9.05 Notice of Claims.
          (a) any Parent Group Member, Company Group Member or Company Stockholder Group Member (each, as applicable, an “Indemnified Party”) seeking indemnification hereunder shall give to the party obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, that (i) a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced; and (ii) failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure or it shall not have been delivered within 30 days following the Survival Date.
          (b) After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this Article IX shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.
          (c) To the maximum extent permitted under applicable Law, each party hereto or beneficiary of an indemnification payment made hereunder agrees to report each indemnification payment hereunder as an adjustment to the Merger Consideration paid by Parent hereunder for federal income tax purposes.
     SECTION 9.06 Third Person Claims.
          (a) Subject to Section 9.05(b), the Indemnified Party shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any third Person claim, action or suit against such Indemnified Party as to which indemnification will be sought by any Indemnified Party from any Indemnitor hereunder, and in any such case the Indemnitor shall cooperate in connection therewith and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnified Party in connection therewith; provided, that (i) the Indemnitor may participate, through counsel chosen by it and at its own expense, in the defense of any such claim, action or suit (including, without limitation, any audit or administrative or judicial proceeding related to Taxes) as to which the Indemnified Party has so elected to conduct and control the defense thereof; and (ii) the Indemnified Party shall not, without the written consent of the Indemnitor (which written consent shall not be unreasonably withheld), pay, compromise or settle any such claim, action or suit (including, without limitation, any audit, assessment, or adjustment related to Taxes), except that no such consent shall be required if, following a written request from the Indemnified Party, the Indemnitor shall fail, within 14 days after the making of such request, to acknowledge and agree in writing that, if such claim, action or suit shall be adversely determined, such Indemnitor has an obligation to provide indemnification hereunder to such Indemnified Party. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay, settle or compromise any such claim, action or suit without such consent, provided that in such event the Indemnified Party shall waive any right to indemnity therefor hereunder unless such consent was unreasonably withheld.
          (b) If any third Person claim, action or suit against any Indemnified Party is solely for money damages (other than Taxes) or, where Company or any Company Stockholder is the Indemnitor, will have no continuing effect in any material respect on the Company or its business, assets, operations or Tax liabilities, then the Indemnitor shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any such third Person claim (other than claims for Taxes, which shall not be settled or compromised without the consent of the Indemnified Party, which consent will not be unreasonably withheld), action or suit against such Indemnified Party as to which indemnification will be sought by any Indemnified Party from any Indemnitor hereunder if the Indemnitor has acknowledged and agreed in writing that, if the same is adversely determined, the Indemnitor has an obligation to provide indemnification to the Indemnified Party in respect thereof, and in any such case the Indemnified Party shall cooperate in connection therewith (at the Indemnitor’s expense) and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnitor in connection therewith; provided that the Indemnified Party may participate, through counsel chosen by it and at its own expense, in the defense of any such claim, action or suit as to which the Indemnitor has so elected to conduct and control the defense thereof. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay, settle or compromise any such claim, action or suit, provided that in such event the Indemnified Party shall waive any right to indemnity therefor hereunder unless the Indemnified Party shall have sought the consent of the Indemnitor to such payment, settlement or compromise and such consent was unreasonably withheld, in which event no claim for indemnity therefor hereunder shall be waived.
     SECTION 9.07 Effect of Insurance and Other Recoveries. The amount of any Losses for which indemnification is provided under this Article IX shall be reduced by (a) any insurance proceeds, indemnification or other reimbursement that may be received by the Indemnified Party or any of its Affiliates with respect to such Losses (a “Collateral Source”), (b) any net (including as reduced by any Taxes incurred by the Indemnified Party as a result of such indemnification) Tax benefits realized by the Indemnified Party as a result of such Losses during the taxable year in which such Losses were incurred or within the Survival Period hereof and (c) any other source of reimbursement or other amounts that are actually received by the Indemnified Party or any of its Affiliates from any third party that are directly attributable to the circumstances giving rise to the Losses; provided, however, that any offset or reduction on account of any recovery received by an Indemnified Party from a Collateral Source shall be net of any costs or expenses incurred by such Indemnified Party in furtherance of such recovery. The Indemnified Party shall, and shall cause its Affiliates to, use commercially reasonable efforts to pursue available remedies to recover the amount of its claim from any Collateral Source. In the event an Indemnitor indemnifies an Indemnified Party on any claim from a Collateral Source referred to in the previous sentence and the Indemnified Party is not pursuing such claim, the Indemnified Party shall assign to the Indemnitor, to the fullest extent allowable, its rights and causes of action with respect to such claim or in the event assignment is not permissible, the Indemnitor shall be allowed to pursue such claim in the name of the Indemnified Party or its Affiliate at the Indemnitor’s expense. The Indemnified Party shall provide the Indemnitor reasonable assistance in prosecuting such claim, including making the Indemnified Party’s books and records relating to such claim available and making its employees reasonably available for interviews, depositions, testimony and similar matters. If any amount to be reduced under this Section 9.07 from any payment required under this Article IX is determined after the date on which the Indemnitor is required pursuant to this Article IX to pay such indemnification claim, the Indemnified Party shall promptly reimburse the Indemnitor after receipt of any amount that the Indemnitor would not have had to pay pursuant to this Article IX had such determination been made at the time of such payment.
     SECTION 9.08 No Contribution. Following the Closing, no Company Stockholder shall have (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against the Company in connection with any indemnification obligation or any other Losses for which the Company Stockholders may become liable under or in connection with this Agreement or the Escrow Agreement.
     SECTION 9.09 Recoupment Against Escrow Funds; Exclusive Remedy. Parent shall have the right to recoup any Losses for which it is entitled to indemnification hereunder pursuant to the terms of the Escrow Agreement. Indemnification pursuant to, and as limited by, the provisions of this Article IX, shall be the sole and exclusive remedy of the parties hereto for Losses arising out of or in connection with this Agreement and the Transactions, regardless of whether such Losses arose under Contracts, torts or otherwise.
ARTICLE X
GENERAL PROVISIONS
     SECTION 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be given (a) on the date of delivery if delivered personally, (b) on the first Business Day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to Parent or Merger Sub:	GEO Care, Inc.
c/o The GEO Group, Inc.
One Park Place
621 Northeast 53rd Street, Suite 700
Boca Raton, FL 33487
Attention: John J. Bulfin, Secretary
Facsimile: (561) 999-7635

with a copy to (which shall not constitute notice):	Akerman Senterfitt
One Southeast Third Avenue, Suite 2800
Miami, Florida 33131
Facsimile : (305) 374-5095
Attention: Jose Gordo
Jahan Islami

if to the Company:	Just Care, Inc.
1714 Platt Place
Montgomery, AL 36117
Facsimile No: (806) 324-5496
Attention: Jerry H. Hodge

with a copy to (which shall not constitute notice):	Baker Botts L.L.P.
2001 Ross Avenue, Suite 1100
Dallas, Texas 75201
Facsimile No: (214) 661 4954
Attention: Neel Lemon
     SECTION 10.02 Certain Definitions.
          (a) For purposes of this Agreement, the following terms (whether capitalized or not, except as otherwise indicated below) used in this Agreement shall have the meaning set forth below:
               “Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.
               “beneficial owner”, with respect to any shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.
               “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.
               “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.
               “Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge (after reasonable inquiry) of Tull N. Gearreald, Jr., Rodger Brunk, Beverly Holland, David Cooper and Eldon Wyatt.
               “Lease” means that certain Lease Agreement between the Company and the State of South Carolina, dated May 2, 1997, as subsequently amended.
               “Permitted Liens” means (i) statutory Liens for current Taxes not yet due and payable or being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workers’, repairers’ and other similar Liens imposed by Law arising or incurred in the ordinary course of business for obligations that are (1) not overdue or (2) being contested in good faith by appropriate proceedings; (iii) Liens on leases of real property arising from the provisions of such leases, including, in relation to Leased Real Property, any agreements and/or conditions imposed on the issuance of land use permits, zoning, business licenses, use permits or other entitlements of various types issued by any Governmental Authority, necessary or beneficial to the continued use and occupancy of such Leased Real Property or the continuation of the business conducted by the Company or its Subsidiaries, provided that the foregoing do not adversely affect the existing use or value of the Leased Real Property; (iv) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (v) Liens incurred in connection with the performance of Contracts (other than for borrowed money), leases, statutory obligations and other obligations of a like nature incurred in the ordinary course of business; (vi) zoning regulations and land use restrictions that do not adversely affect, impair or interfere with the use or value the Leased Real Property affected thereby; (vii) easements, covenants, rights-of-way, declarations and/or other restrictions of record disclosed in a title commitment affected the Leased Real Property; (viii) Liens the existence of which are disclosed in the notes to the Financial Statements; (ix) mortgages, deeds of trust and other security instruments, and ground leases or underlying leases covering the fee simple title, interest or estate of such landlords with respect to the Leased Real Property and to which the Real Property Leases with respect to the Leased Real Property are subordinate; (x) any other Liens or imperfections that are not material in amount, do not interfere with, and are not violated by, the consummation of the Transactions, and do not impair the marketability of, or materially detract from the value of or materially impair the existing use of, the property affected by such Lien or imperfection; and (xi) Liens disclosed in Section 10.02 of the Company Disclosure Schedule.
               “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or government, political subdivision, agency or instrumentality of a government.
               “Subsidiary” or “Subsidiaries” means an entity controlled by the Company, directly or indirectly, through one or more intermediaries, and, without limiting the foregoing, includes any entity in respect of which the Company, directly or indirectly, beneficially owns 50% or more of the voting securities or equity.
          (b) When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section, Schedule or Exhibit of this Agreement, respectively, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to a Person are also to its permitted successors and assigns. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.
     SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
     SECTION 10.04 Disclaimer of Other Representations and Warranties. Parent, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Transactions, (b) no Person has been authorized by any party to make any representation or warranty relating to itself or its businesses or otherwise in connection with the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is the subject of any representation or warranty set forth in this Agreement.
     SECTION 10.05 Entire Agreement; Assignment. This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.
     SECTION 10.06 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.06 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).
     SECTION 10.07 Remedies; Specific Performance.
          (a) Notwithstanding anything to the contrary in this Agreement, except as otherwise set forth in Section 8.02 and Section 10.07(b), in the event a party terminates this Agreement and any party is entitled to receive as a result thereof a Termination Fee pursuant to Section 8.03, such Termination Fee shall constitute liquidated damages and shall be the sole and exclusive remedy of such party against all other parties to this Agreement, and upon payment of such Termination Fee in accordance with Section 8.03, none of the other parties to this Agreement nor any of their respective officers, directors, employees, agents, Representatives or stockholders shall, except as may be set forth in that certain letter agreement dated as of the date hereof executed by Maxor in favor of Parent, have any further liability or obligation relating to or arising out of this Agreement or the Transactions. The parties hereto acknowledge and agree that (i) the amount of the Termination Fee represents such parties’ reasonable estimates, as of the date hereof, of the actual damages that would be caused as a result of the breach of, or failure to perform, this Agreement , and (ii) as of the date hereof, the amount of actual damages that would be caused as a result of, or failure to perform, this Agreement are difficult to determine by the parties. Except as otherwise limited by the terms of this Section 10.07(a), each party hereto shall have the right to fully enforce the terms of this Agreement and exercise without limitation all rights such party may have at law or in equity prior to, or in connection with, a termination of this Agreement; provided, however, that if a party terminates this Agreement pursuant to Sections 8.01(d)(i) or 8.01(e)(i), such party shall not be entitled to recover in the aggregate damages from the other parties to this Agreement in excess of the Termination Fee.
          (b) Following the Closing, Parent, Merger Sub and the Stockholders’ Representative shall have the right to seek specific performance of any covenants contained herein that are to be performed on or after the Closing Date.
     SECTION 10.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. The parties hereto hereby (a) submit to the exclusive jurisdiction of any Delaware state court or any Federal court located in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by the above-named court.
     SECTION 10.09 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.09.
     SECTION 10.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
     SECTION 10.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     SECTION 10.12 Stockholders’ Representative.
          (a) The Company, on behalf of each of its stockholders, hereby irrevocably appoints Maxor (the “Stockholders’ Representative”) as agent and attorney-in-fact for the stockholders of the Company to take any action required or permitted to be taken by such stockholder under the terms of this Agreement and the Escrow Agreement, including, without limiting the generality of the foregoing, the giving and receipt of any notices or instructions to be delivered or received by or on behalf of any or all of the stockholders of the Company, the payment of expenses relating to the transactions contemplated by this Agreement and the Escrow Agreement, the representation of the stockholders of the Company in post-Closing adjustment and indemnification proceedings hereunder and thereunder, the settlement of any claim or resolution of any dispute and the right to waive, modify or amend any of the terms of this Agreement and the Escrow Agreement, and agrees to be bound by any and all actions taken by such agent on such stockholder’s behalf.
          (b) Parent and the Surviving Corporation shall be entitled to rely exclusively upon any communications or writings given or executed by the Stockholders’ Representative and shall not be liable in any manner whatsoever for any action taken or not taken in reliance upon the actions taken or not taken or communications or writings given or executed by the Stockholders’ Representative.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

JUST CARE, INC.

By:	/s/ Jerry H. Hodge
Name:	Jerry H. Hodge
Title:	Chairman

GEO CARE, INC.

By:	/s/ George Zoley
Name:	George Zoley
Title:	Chairman

GEO CARE ACQUISITION, INC.

By:	/s/ George Zoley
Name:	George Zoley
Title:	President